Form 40-F
period 2002-10-31
BANK OF NOVA SCOTIA /
filed 2003-02-25
CIK 9631

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Form 40-F

[Check one]

[   ] Registration statement pursuant to section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended October 31, 2002	Commission File Number 001-31316

THE BANK OF NOVA SCOTIA

(Exact name of Registrant as specified in its charter)

Canada

(Province or other jurisdiction of incorporation or organization)

6029

(Primary Standard Industrial Classification Code Number (if applicable))

Not Applicable

(I.R.S. Employer Identification Number (if applicable))

44 King St. West, Scotia Plaza 8th floor,
Toronto, Ontario, Canada M5H 1H1
(416) 866-3672
(Address and telephone number of Registrant’s principal executive offices)

The Bank of Nova Scotia, One Liberty Plaza, 25th floor,
New York, N.Y., U.S.A. 10006
Attention: Douglas Cooper
(212) 225-5000
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Common	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not applicable
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not applicable
(Title of Class)

     For annual reports, indicate by check mark the information filed with this Form:

[X] Annual information form	[X] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares	504,121,900
Preferred Shares
Series 8	9,000,000
Series 9	10,000,000
Series 11	9,992,900
Series 12	12,000,000

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes [    ]                                               82 — __________                                                No [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]	No [ ]

CONTROLS AND PROCEDURES

Within 90 days prior to the filing of this annual report on Form 40-F, the Bank’s management evaluated the effectiveness of the design and operation of its disclosure controls and procedures (disclosure controls) and internal controls for financial reporting (internal controls), as defined under rules adopted by the U.S. Securities and Exchange Commission. This evaluation was done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

     Disclosure controls are procedures designed to ensure that information required to be disclosed in reports filed with the securities regulatory agencies is recorded, processed, summarized and reported on a timely basis, and that the Bank’s management, including the Chief Executive Officer and the Chief Financial Officer, can make timely decisions regarding such information. Internal controls are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. This permits the preparation of the Bank’s consolidated financial statements in accordance with Canadian generally accepted accounting principles, including the accounting requirements of the Superintendent of Financial Institutions Canada.

     The Bank’s management, including the Chief Executive Officer and the Chief Financial Officer, does not expect that the Bank’s disclosure controls or internal controls will prevent or detect all error and all fraud. Because of the inherent limitations in all control systems, an evaluation of controls can provide only reasonable, not absolute assurance, that all control issues and instances of fraud or error, if any, within the Bank have been detected.

     Based on the evaluation of disclosure controls and internal controls, the Chief Executive Officer and the Chief Financial Officer have concluded that, subject to the inherent limitations noted above:

•	the Bank’s disclosure controls are effective in ensuring that material information relating to the Bank is made known to management on a timely basis, and is included as appropriate in this annual report on Form 40-F; and

•	the Bank’s internal controls are effective in providing reasonable assurance that the Bank’s consolidated financial statements are fairly presented in accordance with Canadian generally accepted accounting principles, including the accounting requirements of the Superintendent of Financial Institutions Canada.

To the best of management’s knowledge and belief, there have been no significant changes in internal controls or in other factors that could significantly affect internal controls, subsequent to the date that the Chief Executive Officer and the Chief Financial Officer completed their evaluation in connection with this annual report on Form 40-F.

Undertaking

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Signatures

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:	THE BANK OF NOVA SCOTIA

	By:	/s/ Peter C. Godsoe

	Name:	Peter C. Godsoe
	Title:	Chairman of the Board & Chief Executive Officer

Date: February 25, 2003

CERTIFICATIONS

I, PETER C. GODSOE, Chairman of the Board & Chief Executive Officer of The Bank of Nova Scotia, certify that:

1.	I have reviewed this annual report on Form 40-F of The Bank of Nova Scotia;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 25, 2003	/s/ Peter C. Godsoe

PETER C. GODSOE
Chairman of the Board &
Chief Executive Officer

I, SARABJIT S. MARWAH, Senior Executive Vice-President & Chief Financial Officer of The Bank of Nova Scotia, certify that:

1.	I have reviewed this annual report on Form 40-F of The Bank of Nova Scotia;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 25, 2003	/s/ Sarabjit S.Marwah SARABJIT S. MARWAH Senior Executive Vice-President & Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Annual Information Form dated January 14, 2003

99.2	Management’s Discussion and Analysis of Financial Conditions and Results of Operations (pages 31 to 76 of the 2002 Annual Report)

99.3	2002 Consolidated Financial Statements (pages 77 to 124 of the 2002 Annual Report)

99.4	a) The following pages of the 2002 Annual Report are also incorporated by reference into the Annual Information Form:

1 – 17, 27 – 29, 125

These pages are included in the 2002 Annual Report included in Form 6-K filed with the Commission on February 25, 2003.

b) The following pages of the Management Proxy Circular for the Annual Meeting of Shareholders to be held on March 25, 2003 are also incorporated by reference into the Annual Information Form:

3 – 5 (Election of Directors)

These pages are included in the Management Proxy Circular included in Form 6-K filed with the Commission on February 25, 2003.

99.5	Auditors’ Consent

99.6	Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Difference