Form 40-F
period 2003-10-31
BANK OF NOVA SCOTIA /
filed 2004-01-30
CIK 9631

U.S. Securities and Exchange Commission
Washington, D.C. 20549
Form 40-F

[Check one]

☐	Registration statement pursuant to section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended October 31, 2003	Commission File Number 001-31316

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

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Name of each exchange
Title of each class	on which registered

Common	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not applicable
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not applicable
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares	505,352,886
Preferred Shares
Series 11	9,992,900
Series 12	12,000,000

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐	82-__________	No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

CONTROLS AND PROCEDURES

As of October 31, 2003, management of The Bank of Nova Scotia (the “Bank”) evaluated the effectiveness of the design and operation of its disclosure controls and procedures (disclosure controls) and internal controls over financial reporting (internal controls), as defined under rules adopted by the U.S. Securities and Exchange Commission. This evaluation was performed under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

     Disclosure controls are procedures designed to ensure that information required to be disclosed in reports filed with the securities regulatory agencies is recorded, processed, summarized and reported on a timely basis, and is accumulated and communicated to the Bank’s management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Internal controls are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. This permits the preparation of the Bank’s consolidated financial statements in accordance with Canadian generally accepted accounting principles, including the accounting requirements of the Superintendent of Financial Institutions Canada.

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

     Based on the evaluation of disclosure controls and internal controls, the Chief Executive Officer and the Chief Financial Officer have concluded that, subject to the inherent limitations noted above:

•	the Bank’s disclosure controls are effective in ensuring that material information relating to the Bank is made known to management on a timely basis, and is included as appropriate in this annual report; and

•	the Bank’s internal controls are effective in providing reasonable assurance that the Bank’s consolidated financial statements are fairly presented in accordance with Canadian generally accepted accounting principles, including the accounting requirements of the Superintendent of Financial Institutions Canada.

     To the best of management’s knowledge and belief, no change in internal controls occurred during the financial year ended October 31, 2003, that has materially affected, or is reasonably likely to materially affect, internal controls.

AUDIT COMMITTEE FINANCIAL EXPERT

All of the members of the Bank’s audit committee are financially literate, and one or more members of the audit committee meet the definition of a financial expert. The Bank’s board of directors has determined that Mr. Ronald A. Brenneman is an audit committee financial expert and is independent, as that term is defined by the New York Stock Exchange’s corporate governance standards applicable to the Bank.

The Securities and Exchange Commission has indicated that the designation of a person as an audit committee financial expert does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the audit committee and board of directors in the absence of such designation.

CODE OF ETHICS

The Bank has adopted a code of ethics, entitled “Scotiabank Guidelines for Business Conduct”. These guidelines have been in place for many years and apply to all directors, officers and employees of the Bank. The Scotiabank Guidelines for Business Conduct are available on the Bank’s Internet website at www.scotiabank.com, in the Corporate Governance section, and are available in print to any shareholder upon written request to the Secretary of the Bank. Amendments to the Scotiabank Guidelines for Business Conduct and waivers, if any, for directors and executive officers will be disclosed on the Bank’s website. There were no waivers granted in fiscal 2003.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosure provided in Table 30 on page 71 of Exhibit 2, Management’s Discussion & Analysis, is incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The disclosure provided under “Off-Balance Sheet Arrangements” on pages 60 and 62 of Exhibit 2, Management’s Discussion & Analysis, is incorporated by reference herein. Additional information from note 2 on page 84, note 4(b) on pages 86 and 87, and note 20(a) on page 100 of Exhibit 3, 2003 Consolidated Financial Statements, is incorporated by reference into “Off-Balance Sheet Arrangements” in Management’s Discussion & Analysis.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Bank’s audit committee is composed of the following directors: Arthur R.A. Scace (Chair), Ronald A. Brenneman, Hon. Michael J.L. Kirby, Hon. Barbara J. McDougall, Elizabeth Parr-Johnston, and Paul D. Sobey.

Undertaking

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on
Form 40-F arises; or transactions in said securities

Signatures

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:	THE BANK OF NOVA SCOTIA

	By:	/s/ R. Waugh Name: Richard E. Waugh Title: President and Chief Executive Officer

Date:  January 30, 2004

EXHIBIT INDEX

Exhibit No.		Description

1.		Annual Information Form dated January 13, 2004

2.		Management’s Discussion and Analysis of Financial Condition and Results of Operations (pages 27 through 72 of the 2003 Annual Report)

3.		2003 Consolidated Financial Statements (pages 73 through 114 of the 2003 Annual Report)

4.	a)	The following pages of the 2003 Annual Report are also incorporated by reference into the Annual Information Form:

10 - 17, 24 - 26, 115 - 121, 132

These pages are included in the 2003 Annual Report included in Form 6-K filed with the Commission on January 30, 2004.

	b)	The following pages of the Management Proxy Circular for the Annual Meeting of Shareholders to be held on March 2, 2004 are also incorporated by reference into the Annual Information Form:

3 - 6 (Election of Directors)

These pages are included in the Management Proxy Circular included in Form 6-K filed with the Commission on January 30, 2004.

5.		Corporate Governance

6.		Auditors’ Consent

7.		Comments by Auditors for U.S. Readers on Canada — U.S. Reporting Difference

8.		Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002.

9.		Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002.