Form 40-F
period 2004-10-31
BANK OF NOVA SCOTIA /
filed 2004-12-21
CIK 9631

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Form 40-F

[Check one]

☐	Registration statement pursuant to section 12 of the Securities Exchange Act of 1934

        or

☑	Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended October 31, 2004                 Commission File Number       001-31316

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

☑ Annual information form                   ☑ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares	1,008,505,580
Preferred Shares, Series 12	12,000,000

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐                    82-_______                    No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑                              No ☐

CONTROLS AND PROCEDURES

Management’s responsibility for financial information contained in the Annual Report is described on page 84 of Exhibit 3, 2004 Consolidated Financial Statements. In addition, the Bank’s Audit and Conduct Review Committee of the Board of Directors has reviewed, and the Board of Directors has reviewed and approved the 2004 Consolidated Financial Statements and Management’s Discussion & Analysis prior to release. The Bank is committed to providing timely, accurate and balanced disclosure of all material information about the Bank and to providing fair and equal access to such information. The Bank’s disclosure policies and practices are published on its website.

As of October 31, 2004, the Bank’s management evaluated the effectiveness of the design and operation of its disclosure controls and procedures, as defined under the rules adopted by the U.S. Securities and Exchange Commission (SEC). This evaluation was performed under the supervision of, and with the participation of the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO). In addition, the Bank’s management have assessed whether during the 2004 fiscal year there have been any significant changes in the Bank’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

Disclosure controls are procedures designed to ensure that information required to be disclosed in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis, and is accumulated and communicated to the Bank’s management, including the CEO and the CFO, as appropriate, to allow timely decisions regarding required disclosure. Internal control over financial reporting is a process designed by, or under the supervision of, senior management, to provide reasonable assurance regarding the reliability of financial reporting and preparation of the Bank’s consolidated financial statements in accordance with Canadian generally accepted accounting principles.

The Bank’s management, including the CEO and the CFO, does not expect that the Bank’s disclosure controls or internal control over financial reporting will prevent or detect all misstatements due to error or fraud. Because of the inherent limitations in all control systems, an evaluation of controls can provide only reasonable, not absolute, assurance that all control issues and instances of fraud or error, if any, within the Bank have been detected.

Based on the evaluation of disclosure controls and assessment of changes in internal control over financial reporting, the CEO and the CFO have concluded that, subject to the inherent limitations noted above:

•	the Bank’s disclosure controls are effective in ensuring that material information relating to the Bank, including its consolidated subsidiaries, is made known to management on a timely basis, and is fairly presented in all material respects in this annual report; and

•	during the 2004 fiscal year, to the best of their knowledge and belief, there have been no changes in the Bank’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

The Bank is continually evolving and enhancing its systems of controls and procedures. Based on current SEC rules, the CEO and CFO will be required to certify annually, commencing October 31, 2005, that they have evaluated the effectiveness of the design and operation of internal control over financial reporting and must provide an annual report on internal control over financial reporting. The shareholders’ auditors will be required to attest to and report on managements’ assessment. A significant effort is under way to meet this new reporting requirement.

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

CODE OF ETHICS

The Bank has adopted a code of ethics, entitled “Scotiabank Guidelines for Business Conduct”. These guidelines have been in place for many years and apply to all directors, officers and employees of the Bank. The Scotiabank Guidelines for Business Conduct are available on the Bank’s Internet website at www.scotiabank.com, in the Corporate Governance section, and are available in print to any shareholder upon written request to the Secretary of the Bank. Amendments to the Scotiabank Guidelines for Business Conduct and waivers, if any, for directors and executive officers will be disclosed on the Bank’s website. There were no such waivers granted in fiscal 2004.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosure provided in Table 29 “Fees paid to the shareholders’ auditors” on page 74 of Exhibit 2, Management’s Discussion & Analysis, is incorporated by reference herein. The nature of these services is described below:

•	Audit services generally relate to statutory audit fees, other regulatory-required auditor attest services and services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies or other documents issued in connection with securities offerings.

•	Audit-related services include accounting consultations, due diligence reviews on acquisitions and other services related to the financial statements, but not considered part of the audit.

•	Tax services outside of the audit scope represent consultations for transfer pricing and other international tax matters, assistance with tax credits for computer system development, capital market transactions, insurance, capital tax, global stock-based compensation plans, and assistance with the preparation of corporate and personal tax returns.

•	Other non-audit services include translation services, derivatives-related accounting consultation, corporate recovery services, advice and assistance with problem loan accounts, and compensation surveys.

None of the above services qualified for an exemption under paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X from the requirement that the audit committee pre-approve the services. The audit committee’s pre-approval policies and procedures are attached as Exhibit 5. The majority of the hours expended on the audit of the consolidated financial statements were attributable to work performed by the full-time permanent employees of the Bank’s independent auditors: KMPG LLP and PricewaterhouseCoopers LLP.

OFF-BALANCE SHEET ARRANGEMENTS

The disclosure provided under “Off-Balance Sheet Arrangements” on pages 47 and 48 of Exhibit 2, Management’s Discussion & Analysis, is incorporated by reference herein. Additional information from note 2 on page 94, note 4(b) on pages 96 and 97, note 11 on page 100, note 13 on pages 102 and 103, and note 20 on pages 111 and 112 of Exhibit 3, 2004 Consolidated Financial Statements, is incorporated by reference into “Off-Balance Sheet Arrangements” in Management’s Discussion & Analysis.

CONTRACTUAL OBLIGATIONS

The disclosure provided under “Contractual Obligations” on page 61 of Exhibit 2, Management’s Discussion & Analysis, is incorporated by reference herein. Additional information from note 9 on page 100, note 16 on pages 106 and 107, note 20 on pages 111 and 112, and note 21 on pages 113 to 116 of Exhibit 3, 2004 Consolidated Financial Statements, is incorporated by reference into “Contractual Obligations” in Management’s Discussion & Analysis.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Bank’s audit committee is composed of the following directors: Hon. Michael J.L. Kirby (Chair), Ronald A. Brenneman, M. Keith Goodrich, Hon. Barbara J. McDougall, Elizabeth Parr-Johnston, Paul D. Sobey, and Barbara S. Thomas. Ex-officio member: Arthur R.A. Scace.

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

Registrant:	THE BANK OF NOVA SCOTIA

	By:	/s/ R. Waugh

	Name: Title:	Richard E. Waugh President and Chief Executive Officer

Date: December 20, 2004

EXHIBIT INDEX

Exhibit No.    Description

1.	Annual Information Form dated December 20, 2004

2.	Management’s Discussion and Analysis of Financial Conditions and Results of Operations (pages 29 through 81 of the 2004 Annual Report)

3.	2004 Consolidated Financial Statements (pages 83 through 124 of the 2004 Annual Report)

4.	The following page of the 2004 Annual Report is also incorporated by reference into the Annual Information Form:

Principal Subsidiaries (page 125 of the 2004 Annual Report)

5.	Audit Committee Pre-Approval Policies and Procedures.

6.	Corporate Governance

7.	Auditors’ Consent

8.	Comments by Auditors for U.S. Readers on Canada — U.S. Reporting Differences

9.	Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002.

10.	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002.