Form 40-F
period 2005-10-31
BANK OF NOVA SCOTIA /
filed 2005-12-20
CIK 9631

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 40-F
[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 of THE SECURITIES EXCHANGE ACT OF 1934
or

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15)d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2005	Commission File Number 001-31316
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

Common Shares	990,182,126
Preferred Shares, Series 12	12,000,000
Preferred Shares, Series 13	12,000,000
Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐	82-	No ☑
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐	No ☑

CONTROLS AND PROCEDURES
Management’s responsibility for financial information contained in the Annual Report is described on page 92 of Exhibit 3, 2005 Consolidated Financial Statements. In addition, the Bank’s Audit and Conduct Review Committee of the Board of Directors has reviewed, and the Board of Directors has reviewed and approved the 2005 Consolidated Financial Statements and Management’s Discussion & Analysis prior to release. The Bank is committed to providing timely, accurate and balanced disclosure of all material information about the Bank and to providing fair and equal access to such information. The Bank’s disclosure policies and practices are published on the Bank’s website.
As of October 31, 2005, the Bank’s management evaluated the effectiveness of the design and operation of its disclosure controls and procedures, as defined under the rules adopted by the U.S. Securities and Exchange Commission (SEC) and the Canadian securities regulatory authorities. This evaluation was performed under the supervision of, and with the participation of the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO). In addition, the Bank’s management have assessed whether during the 2005 fiscal year there have been any significant changes in the Bank’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.
Disclosure controls are procedures designed to ensure that information required to be disclosed in reports filed with securities regulatory authorities is recorded, processed, summarized and reported on a timely basis, and is accumulated and communicated to the Bank’s management, including the CEO and the CFO, as appropriate, to allow timely decisions regarding required disclosure. Internal control over financial reporting is a process designed by, or under the supervision of, senior management, to provide reasonable assurance regarding the reliability of financial reporting and preparation of the Bank’s consolidated financial statements in accordance with Canadian generally accepted accounting principles.
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
Based on the evaluation of disclosure controls and assessment of changes in internal control over financial reporting, the CEO and the CFO have concluded that, subject to the inherent limitations noted above:
•	the Bank’s disclosure controls are effective in ensuring that material information relating to the Bank is made known to management on a timely basis, and is fairly presented in all material respects in this annual report; and

•	during the 2005 fiscal year, to the best of their knowledge and belief, there have been no changes in the Bank’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

Current SEC rules will require the CEO and CFO to certify annually that they have evaluated the effectiveness of the design and operation of internal control over financial reporting and to provide an annual report on internal control over financial reporting. During 2005, the application of this rule was deferred and will be applicable to the Bank for the fiscal year ending October 31, 2006. In addition, a similar requirement is expected to be introduced by the Canadian securities regulatory authorities commencing in 2007. The Shareholders’ Auditors will be required to attest to and report on managements’ assessment. A significant effort is under way to meet this new reporting requirement.
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
CODE OF ETHICS
The Bank has adopted a code of ethics, entitled “Scotiabank Guidelines for Business Conduct”. These guidelines have been in place for many years and apply to all directors, officers and employees of the Bank. The Scotiabank Guidelines for Business Conduct are available on the Bank’s Internet website at www.scotiabank.com, in the Corporate Governance section, and are available in print to any shareholder upon written request to the Secretary of the Bank. Amendments to the Scotiabank Guidelines for Business Conduct and waivers, if any, for directors and executive officers will be disclosed on the Bank’s website. There were no such waivers granted in fiscal 2005.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The disclosure provided in Table 29 “Fees paid to the shareholders’ auditors” on page 82 of Exhibit 2, Management’s Discussion & Analysis, is incorporated by reference herein. The nature of these services is described below:
•	Audit services generally relate to statutory audit fees, accounting consultation, other regulatory-required auditor attest services and services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies or other documents issued in connection with securities offerings.

•	Audit-related services include accounting consultations, review of documentation and testing results related to internal control over financial reporting, and audits of employee benefit plans and other associated entities.

•	Tax services outside of the audit scope represent consultations for transfer pricing and other international tax matters, advising on tax implications of capital market transactions, insurance activities, capital tax and global stock-based compensation plans, and assistance with the preparation of corporate and personal tax returns.

•	Other non-audit services include translation services, corporate recovery services, advice and assistance with problem loan accounts, and compensation surveys.
None of the above services qualified for an exemption under paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X from the requirement that the audit committee pre-approve the services. The majority of the hours expended on the audit of the 2005 consolidated financial statements were attributable to work performed by the full-time permanent employees of the Bank’s independent auditors, KMPG LLP and PricewaterhouseCoopers LLP. Policies and procedures for pre-approval of services performed by the external auditors were annexed as an exhibit to Form 40-F for the fiscal year ended October 31, 2004 and some insignificant revisions were made effective March 29, 2005. The Audit and Conduct Review Committee’s pre-approval policies and procedures, which were substantially revised effective November 28, 2005, are attached as Exhibit 5. The substantial changes were made in conjunction with the Bank moving to a single independent audit firm for fiscal 2006.
OFF-BALANCE SHEET ARRANGEMENTS
The disclosure provided under “Off-Balance Sheet Arrangements” on pages 48 to 50 of Exhibit 2, Management’s Discussion & Analysis, is incorporated by reference herein. Additional information from “Changes in Accounting Policies” on pages 74 and 75 of Exhibit 2, as well as from note 1 on pages 98 to 102, note 4(b) on pages 104 and 105, note 6 on page 106, note 13 on page 109, note 14 on page 110, note 21 on pages 119 and 120, note 22 on pages 121 to 124, and note 23 on pages 124 to 127 of Exhibit 3, 2005 Consolidated Financial Statements, is incorporated by reference into “Off-Balance Sheet Arrangements” in Management’s Discussion & Analysis.
CONTRACTUAL OBLIGATIONS
The disclosure provided under “Contractual Obligations” on page 68 of Exhibit 2, Management’s Discussion & Analysis, is incorporated by reference herein. Additional information note 10 on page 108, note 17 on pages 114 and 115, note 21 on pages 119 and 120, and note 22 on pages 121 to 124 of Exhibit 3, 2005 Consolidated Financial Statements, is incorporated by reference into “Contractual Obligations” in Management’s Discussion & Analysis.

IDENTIFICATION OF THE AUDIT COMMITTEE
The Bank’s audit committee is composed of the following directors: Hon. Michael J.L. Kirby (Chair), Ronald A. Brenneman, Hon. Barbara J. McDougall, Elizabeth Parr-Johnston, Paul D. Sobey, and Barbara S. Thomas. Ex-officio member: Arthur R.A. Scace.

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

Registrant:	THE BANK OF NOVA SCOTIA
	By:	/s/ R. Waugh
		Name:	Richard E. Waugh
		Title:	President and Chief Executive Officer

Date:   December 19, 2005

EXHIBIT INDEX

Exhibit No.	Description
1.	Annual Information Form dated December 19, 2005

2.	Management’s Discussion and Analysis (pages 31 through 90 of the 2005 Annual Report)

3.	2005 Consolidated Financial Statements (pages 91 through 132 of the 2005 Annual Report)

4.	The following page of the 2005 Annual Report is also incorporated by reference into the Annual Information Form:

Principal Subsidiaries (page 133 of the 2005 Annual Report)

5.	Audit and Conduct Review Committee Pre-Approval Policies and Procedures.

6.	Corporate Governance

7.	Auditors’ Consent

8.	Comments by Auditors for U.S. Readers on Canada — U.S. Reporting Difference

9.	Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002.

10.	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002.