Form 40-F
period 2006-10-31
BANK OF NOVA SCOTIA /
filed 2006-12-19
CIK 9631

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 40-F
[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 of THE SECURITIES EXCHANGE ACT OF 1934
or

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2006	Commission File Number 001-31316
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

Common Shares	989,512,188
Preferred Shares, Series 12	12,000,000
Preferred Shares, Series 13	12,000,000
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

CONTROLS AND PROCEDURES
Management’s responsibility for financial information contained in the Annual Report is described on page 88 of Exhibit 3, 2006 Consolidated Financial Statements. In addition, the Bank’s Audit and Conduct Review Committee of the Board of Directors has reviewed, and the Board of Directors has reviewed and approved, the 2006 Consolidated Financial Statements and Management’s Discussion and Analysis prior to release. Scotiabank is committed to providing timely, accurate and balanced disclosure of all material information and to providing fair and equal access to such information. The Bank’s disclosure policies and practices are published on its website.
Disclosure controls are procedures designed to ensure that information required to be disclosed in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified by these regulators. This information is accumulated and communicated to the Bank’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure.
Internal control over financial reporting is a process designed by, or under the supervision of, senior management, and effected by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and preparation of the Bank’s consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP), including a reconciliation to United States GAAP. These controls include policies and procedures that:
•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Bank; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Bank’s assets that could have a material effect on the annual financial statements or interim financial statements.
The management of the Bank is responsible for establishing and maintaining disclosure controls and procedures, and have designed such disclosure controls and procedures, to ensure that the required objectives of these disclosure controls and procedures have been met.
As of October 31, 2006, the Bank’s management evaluated the effectiveness of its disclosure controls and procedures, as defined under the rules adopted by the U.S. Securities and Exchange Commission (SEC) and the Canadian securities regulatory authorities. This evaluation was performed under the supervision of, and with the participation of the CEO and the CFO. In addition, the Bank’s management has assessed whether during the 2006 fiscal year, there have been any changes in the Bank’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

The Bank continually reviews and enhances its systems of controls and procedures. However, because of the inherent limitations in all control systems, the Bank’s management acknowledges that its disclosure controls and procedures will not prevent or detect all misstatements due to error or fraud. In addition, management’s evaluation of controls can provide only reasonable, not absolute, assurance that all control issues that may result in material misstatements, if any, have been detected.
Based on the evaluation of disclosure controls and procedures, and the assessment of changes in internal control over financial reporting, the CEO and CFO have concluded that, subject to the inherent limitations noted above:
•	the Bank’s disclosure controls and procedures are effective; and
•	during the 2006 fiscal year, to the best of their knowledge and belief, there have been no changes in the Bank’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Management’s Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm are provided in Exhibit 5.
AUDIT COMMITTEE FINANCIAL EXPERT
All of the members of the Bank’s Audit and Conduct Review Committee of the Board of Directors (“audit committee”) are financially literate and independent, and one or more members of the audit committee meet the definition of a financial expert. The Bank’s board of directors has determined that Mr. Ronald A. Brenneman is an audit committee financial expert and is independent, as that term is defined by the New York Stock Exchange’s corporate governance standards applicable to the Bank.
The Securities and Exchange Commission has indicated that the designation of a person as an audit committee financial expert does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the audit committee and board of directors in the absence of such designation.

CODE OF ETHICS
The Bank has adopted a code of ethics, entitled “Scotiabank Guidelines for Business Conduct”. These guidelines have been in place for many years and apply to all directors, officers and employees of the Bank. The Scotiabank Guidelines for Business Conduct are available on the Bank’s website at www.scotiabank.com, in the Corporate Governance section, and are available in print to any person, without charge, upon written request to the Secretary of the Bank at the Toronto executive office address shown above. Effective November 1, 2006, the supplement to the Scotiabank Guidelines for Business Conduct, entitled Scotiabank Policy for Raising Accounting, Internal Accounting Control, or Auditing Matter Concerns (“Accounting Concerns Policy”), was replaced by a revised supplement entitled Financial Reporting Whistleblower Policy, which is posted on the Bank’s website. Amendments to the Scotiabank Guidelines for Business Conduct and waivers, if any, for directors and executive officers will be disclosed on the Bank’s website. There were no such waivers granted in fiscal 2006.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The disclosure provided in Table 34 “Fees paid to the shareholders’ auditors” on page 78 of Exhibit 2, Management’s Discussion and Analysis, is incorporated by reference herein. The nature of these services is described below:
•	Audit services generally relate to statutory audit, accounting consultation, other regulatory-required auditor attest services, as well as services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies or other documents issued in connection with securities offerings.

•	Audit-related services include accounting consultation, attest services not directly linked to the financial statements that are required by regulatory bodies, and audits of employee benefit plans and other associated entities. Additionally, included in 2005 were fees for services related to the review of documentation and testing results related to internal control over financial reporting.

•	Tax services outside of the audit scope represent transfer-pricing surveys required by tax authorities, and assistance with the preparation of corporate and personal tax returns in limited circumstances. Fees for 2005 are also attributed to advice and consultation on certain international tax matters, and tax implications of capital market transactions, insurance activities, and capital tax.

•	Other non-audit services are primarily translation services. Additionally, the 2005 fiscal year includes corporate recovery services and compensation surveys.
None of the above services were approved pursuant to an exemption under paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X from the requirement that the audit committee pre-approve the services. The majority of the hours expended on the audit of the 2006 consolidated financial statements were attributable to work performed by the full-time permanent employees of the Bank’s independent auditors, KMPG LLP, and for the audit of the 2005 consolidated financial statements, KPMG LLP and PricewaterhouseCooopers LLP. The Audit and Conduct Review Committee’s pre-approval policies and procedures, revised effective November 28, 2005, were attached as Exhibit 5 to the Bank’s Form 40-F for the fiscal year ended October 31, 2005. The Bank moved from two independent audit firms to a single independent audit firm for fiscal 2006.

OFF-BALANCE SHEET ARRANGEMENTS
The disclosure provided under “Off-Balance Sheet Arrangements” on pages 40 to 41 and “Variable Interest Entities” on page 67 of Exhibit 2, Management’s Discussion and Analysis, is incorporated by reference herein. Additional information from note 1 on pages 95 to 99, note 4(b) on page 102, note 6 on pages 103 and 104, note 13 on pages 106 and 107, note 14 on page 108, note 21 on pages 117 and 118, note 22 on pages 119 to 122, and note 23 on pages 122 to 125 of Exhibit 3, 2006 Consolidated Financial Statements, is incorporated by reference into “Off-Balance Sheet Arrangements” in Management’s Discussion and Analysis.
CONTRACTUAL OBLIGATIONS
The disclosure provided under “Contractual Obligations” on page 61 of Exhibit 2, Management’s Discussion and Analysis, is incorporated by reference herein. Additional information from note 10 on page 105, note 17 on pages 112 and 113, note 21 on pages 117 and 118, and note 22 on pages 119 to 122 of Exhibit 3, 2006 Consolidated Financial Statements, is incorporated by reference into “Contractual Obligations” in Management’s Discussion and Analysis.
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

Registrant:	THE BANK OF NOVA SCOTIA
	By:	/s/ R. Waugh
	Name:	Richard E. Waugh
	Title:	President and Chief Executive Officer

Date: December 19, 2006

EXHIBIT INDEX

Exhibit No.	Description
1.	Annual Information Form dated December 19, 2006

2.	Management’s Discussion and Analysis (pages 25 through 85 of the 2006 Annual Report)

3.	2006 Consolidated Financial Statements (pages 87 through 131 of the 2006 Annual Report)

4.	The following page of the 2006 Annual Report is also incorporated by reference into the Annual Information Form:

Principal Subsidiaries (page 132 of the 2006 Annual Report)

5.	Management’s Report on Internal Control over Financial Reporting
and
Report of Independent Registered Public Accounting Firm
(page 86 of the 2006 Annual Report)

6.	Corporate Governance

7.	Auditors’ Consent in respect of the fiscal year ended October 31, 2006

8.	Auditors’ Consent in respect of the fiscal year ended October 31, 2005

9.	Comments by Auditors for U.S. Readers on Canada — U.S. Reporting Difference

10.	Shareholders’ Auditors’ Report, November 29, 2005

11.	Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to
Section 302 of the U.S. Sarbanes-Oxley Act of 2002.

12.	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C.
Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley
Act of 2002.