Form 40-F
period 2007-10-31
BANK OF NOVA SCOTIA /
filed 2007-12-19
CIK 9631

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 40-F
[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 of THE SECURITIES EXCHANGE ACT OF 1934
or

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2007	Commission File Number 001-31316
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

Common Shares	983,767,155
Preferred Shares, Series 12	12,000,000
Preferred Shares, Series 13	12,000,000
Preferred Shares, Series 14	13,800,000
Preferred Shares, Series 15	13,800,000
Preferred Shares, Series 16	13,800,000
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
          Yes ☑                                              No ☐

CONTROLS AND PROCEDURES
Management’s responsibility for financial information contained in the Annual Report is described on page 94 of Exhibit 3, 2007 Consolidated Financial Statements. In addition, the Bank’s Audit and Conduct Review Committee of the Board of Directors has reviewed, and the Board of Directors has reviewed and approved, the 2007 Consolidated Financial Statements and Management’s Discussion and Analysis prior to release. Scotiabank is committed to providing timely, accurate and balanced disclosure of all material information and to providing fair and equal access to such information. The Bank’s disclosure policies and practices are published on its website.
          Our disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified by these regulators. This information is accumulated and communicated to the Bank’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure.
          Internal control over financial reporting is a process designed by, or under the supervision of, senior management, and effected by the Board of Directors, management and other personnel. This process provides reasonable assurance regarding the reliability of financial reporting and preparation of the Bank’s consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP), including a reconciliation to United States GAAP. These controls include policies and procedures that:
•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Bank; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Bank’s assets that could have a material effect on the annual or interim financial statements.
          The management of the Bank is responsible for establishing and maintaining disclosure controls and procedures, and has designed these disclosure controls and procedures, to ensure that the required objectives described above have been met.
          As of October 31, 2007, the Bank’s management evaluated the effectiveness of its disclosure controls and procedures, as defined under the rules adopted by the U.S. Securities and Exchange Commission (SEC) and the Canadian securities regulatory authorities. This evaluation was performed under the supervision of, and with the participation of, the CEO and the CFO. In addition, the Bank’s management has assessed whether during the 2007 fiscal year, there have been any changes in the Bank’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

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
          Based on the evaluation of disclosure controls and procedures, and assessment of changes in internal control over financial reporting, the CEO and CFO have concluded that, subject to the inherent limitations noted above:
•	the Bank’s disclosure controls and procedures are effective; and
•	during the 2007 fiscal year, there have been no changes in the Bank’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.
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

CODE OF ETHICS
The Bank has adopted a code of ethics, entitled “Scotiabank Guidelines for Business Conduct”. These guidelines have been in place for many years and apply to all directors, officers and employees of the Bank. The Scotiabank Guidelines for Business Conduct are available on the Bank’s website at www.scotiabank.com, in the Corporate Governance section, and are available in print to any person, without charge, upon written request to the Secretary of the Bank at the Toronto executive office address shown above. A supplement to the Scotiabank Guidelines for Business Conduct, entitled Financial Reporting Whistleblower Policy, is also posted on the Bank’s website. Amendments to the Scotiabank Guidelines for Business Conduct and waivers, if any, for directors and executive officers will be disclosed on the Bank’s website. There were no such waivers granted in fiscal 2007.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The disclosure provided in Table 47 “Fees paid to the shareholders’ auditors” on page 82 of Exhibit 2, Management’s Discussion and Analysis, is incorporated by reference herein. The nature of these services is described below:
•	Audit services generally relate to statutory audits of financial statements, accounting consultation, other regulatory-required auditor attest services related to the financial statements, as well as services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies or other documents issued in connection with securities offerings.

•	Audit-related services include attest services required by regulatory bodies not directly linked to the financial statements, and audits of employee benefit plans and other associated entities. In 2007 these services included specified procedures with respect to a potential international acquisition.

•	Tax services outside of the audit scope represent primarily specified procedures with respect to specific tax requirements relating to the corporate tax returns of a subsidiary, assistance with the preparation of personal tax returns of individuals not in financial reporting or accounting roles, specified review procedures required by local tax authorities, and attestation on tax returns of certain subsidiaries as required by local tax authorities. The 2006 fees also included specific procedures relating to the preparation of certain corporate tax returns.

•	Other non-audit services are primarily foreign language translation services.
None of the above services were approved pursuant to an exemption under paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X from the requirement that the audit committee pre-approve the services. The majority of the hours expended on the audits of the 2007 and 2006 consolidated financial statements were attributable to work performed by the full-time permanent employees of the Bank’s independent auditors, KPMG LLP. The Audit and Conduct Review Committee’s pre-approval policies and procedures, which were revised effective March 5, 2007, are attached as Exhibit 7.

OFF-BALANCE SHEET ARRANGEMENTS
The disclosure provided under “Off-Balance Sheet Arrangements” on pages 42 to 44 and “Variable Interest Entities” on pages 71 and 72 of Exhibit 2, Management’s Discussion and Analysis, is incorporated by reference herein. Additional information from note 1 on pages 101 to 106, note 4(b) on page 109, note 6 on pages 110 and 111, note 13 on pages 113 and 114, note 14 on page 115, note 22 on pages 125 and 126, note 23 on pages 127 to 130, and note 25 on pages 132 to 136 of Exhibit 3, 2007 Consolidated Financial Statements, is incorporated by reference into “Off-Balance Sheet Arrangements” in Management’s Discussion and Analysis.
CONTRACTUAL OBLIGATIONS
The disclosure provided under “Contractual Obligations” on page 65 of Exhibit 2, Management’s Discussion and Analysis, is incorporated by reference herein. Additional information from note 10 on page 112, note 18 on pages 120 to 122, note 22 on pages 125 and 126, and note 23 on pages 127 to 130 of Exhibit 3, 2007 Consolidated Financial Statements, is incorporated by reference into “Contractual Obligations” in Management’s Discussion and Analysis.
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

Registrant:	THE BANK OF NOVA SCOTIA
	By:	/s/ R. Waugh
		Name:	Richard E. Waugh
		Title:	President and Chief Executive Officer
Date: December 18, 2007

EXHIBIT INDEX

Exhibit No.	Description

1.	Annual Information Form dated December 18, 2007

2.	Management’s Discussion and Analysis (pages 25 through 91 of the 2007 Annual Report)

3.	2007 Consolidated Financial Statements (pages 93 through 141 of the 2007 Annual Report)

4.	The following page of the 2007 Annual Report is also incorporated by reference into the Annual Information Form:

Principal Subsidiaries (page 142 of the 2007 Annual Report)

5.	Management’s Report on Internal Control over Financial Reporting and Report of Independent Registered Public Accounting Firm (page 92 of the 2007 Annual Report)

6.	Corporate Governance

7.	Policy for the Pre-Approval of Services Performed by the External Auditor

8.	Auditors’ Consent in respect of the fiscal years ended October 31, 2007 and 2006

9.	Auditors’ Consent in respect of the fiscal year ended October 31, 2005

10.	Comments by Auditors for U.S. Readers on Canada — U.S. Reporting Differences

11.	Shareholders’ Auditors’ Report, November 29, 2005

12.	Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002.

13.	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002.