Form 40-F
period 2009-10-31
BANK OF NOVA SCOTIA /
filed 2009-12-08
CIK 9631

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 40-F
[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
or

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2009	Commission File Number 001-31316
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

Common Shares	1,024,939,384
Preferred Shares, Series 12	12,000,000
Preferred Shares, Series 13	12,000,000
Preferred Shares, Series 14	13,800,000
Preferred Shares, Series 15	13,800,000
Preferred Shares, Series 16	13,800,000
Preferred Shares, Series 17	9,200,000
Preferred Shares, Series 18	13,800,000
Preferred Shares, Series 20	14,000,000
Preferred Shares, Series 22	12,000,000
Preferred Shares, Series 24	10,000,000
Preferred Shares, Series 26	13,000,000
Preferred Shares, Series 28	11,000,000
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
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232/405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐	No ☐

CONTROLS AND PROCEDURES
Management’s responsibility for financial information contained in the Annual Report is described on page 104 of Exhibit 3, 2009 Consolidated Financial Statements. In addition, the Bank’s Audit and Conduct Review Committee of the Board of Directors has reviewed, and the Board of Directors has reviewed and approved, the 2009 Consolidated Financial Statements and Management’s Discussion and Analysis prior to release. Scotiabank is committed to providing timely, accurate and balanced disclosure of all material information and to providing fair and equal access to such information. The Bank’s disclosure policies and practices are published on its website.
Disclosure Controls and Procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to the Bank’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to allow timely decisions regarding required disclosure.
     As of October 31, 2009, the Bank’s management, with the participation of the CEO and CFO, evaluated the effectiveness of its disclosure controls and procedures, as defined under the rules adopted by the U.S. Securities and Exchange Commission (“SEC”) and the Canadian securities regulatory authorities, and have concluded that the Bank’s disclosure controls and procedures are effective.
Internal controls over financial reporting
Management of the Bank is responsible for establishing and maintaining adequate internal controls over financial reporting. These controls include policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Bank; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Bank’s assets that could have a material effect on the financial statements.
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
     Management assessed the effectiveness of internal controls over financial reporting, using the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework, and based on that assessment concluded that internal control over financial reporting was effective, as of October 31, 2009.

Changes in internal controls over financial reporting
There have been no changes in the Bank’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting during the year ended October 31, 2009.
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
     The SEC has indicated that the designation of a person as an audit committee financial expert does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the audit committee and board of directors in the absence of such designation.
CODE OF ETHICS
The Bank has adopted a code of ethics, entitled “Scotiabank Guidelines for Business Conduct” (the “Guidelines”). These Guidelines have been in place for many years and apply to all directors, officers and employees of the Bank. Effective August 1, 2008, the Guidelines were updated to reflect current industry best practices. A copy of the revised Guidelines was filed as an exhibit to Form 6-K filed with the SEC (EDGAR Company Filings) on August 1, 2008. The Guidelines are available on the Bank’s website at www.scotiabank.com, in the Corporate Governance section, and are available in print to any person, without charge, upon written request to the Secretary of the Bank at the Toronto executive office address shown above. A supplement to the Guidelines, entitled Financial Reporting Whistleblower Policy, is also posted on the Bank’s website. Amendments to the Guidelines and waivers, if any, for directors and executive officers will be disclosed on the Bank’s website. There were no such waivers granted in fiscal 2009.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The disclosure provided in Table 57 “Fees paid to the shareholders’ auditors” on page 92 of Exhibit 2, Management’s Discussion and Analysis, is incorporated by reference herein. The nature of these services is described below:
•	Audit services generally relate to the statutory audits and review of financial statements, as well as services associated with registration statements, prospectuses,

periodic reports and other documents filed with securities regulatory bodies or other documents issued in connection with securities offerings.

•	Audit-related services include attest services required by regulatory bodies not directly linked to the financial statements, review of controls and procedures related to regulatory reporting, audits of employee benefit plans, other associated entities and mutual funds, special attest services not required by statute or regulation, but requested by a party to a specific transaction and consultation and training on accounting and financial reporting under International Financial Reporting Standards. In 2008, these services included specified procedures with respect to a potential international acquisition.

•	Tax services outside of the audit scope represent primarily specified review procedures required by local tax authorities, attestation on tax returns of certain subsidiaries as required by local tax authorities, review to determine compliance with an agreement with the tax authorities and the preparation of personal tax returns of individuals not in financial reporting or accounting roles.

•	Other non-audit services are primarily providing industry salary surveys and review of and translation of English language financial statements into other languages.
None of the above services were approved pursuant to an exemption under paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X from the requirement that the audit committee pre-approve the services. The majority of the hours expended on the audits of the 2009 and 2008 consolidated financial statements were attributable to work performed by the full-time permanent employees of the Bank’s independent auditors, KPMG LLP. The Audit and Conduct Review Committee’s pre-approval policies and procedures, as revised effective March 5, 2007, were attached as Exhibit 7 to the Form 40-F filed on December 19, 2007 for the fiscal year ended October 31, 2007. The pre-approval policies and procedures have been subsequently approved without changes at each annual review.
OFF-BALANCE SHEET ARRANGEMENTS
The disclosure provided under “Off-Balance Sheet Arrangements” on pages 43 to 46 and “Variable Interest Entities” on page 80 of Exhibit 2, Management’s Discussion and Analysis, is incorporated by reference herein. Additional information from note 1 on pages 111 to 116, note 4(c) on page 120, note 6 on pages 121 and 122, note 13 on pages 124 to 126, note 14 on pages 126 to 128, note 23 on pages 139 to 141, note 24 on pages 141 to 149, note 25 on pages 150 and 151, and note 27 on pages 152 to 156 of Exhibit 3, 2009 Consolidated Financial Statements, is incorporated by reference into “Off-Balance Sheet Arrangements” in Management’s Discussion and Analysis.
CONTRACTUAL OBLIGATIONS
The disclosure provided under “Contractual Obligations” on page 74 of Exhibit 2, Management’s Discussion and Analysis, is incorporated by reference herein. Additional information from note 10 on page 123, note 19 on pages 134 to 136, note 23 on pages 139 to 141, note 24 on pages 141 to 149, and note 25 on pages 150 and 151 of Exhibit 3, 2009

Consolidated Financial Statements, is incorporated by reference into “Contractual Obligations” in Management’s Discussion and Analysis.
IDENTIFICATION OF THE AUDIT COMMITTEE
The Bank’s audit committee is composed of the following directors: Hon. Michael J.L. Kirby (Chair), Ronald A. Brenneman, Thomas C. O’Neill, Alexis E. Rovzar de la Torre, Indira V. Samarasekera, Paul D. Sobey, and Barbara S. Thomas. Ex-officio member: John T. Mayberry.

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

Registrant: THE BANK OF NOVA SCOTIA
By:	/s/ Luc A. Vanneste
	Name:	Luc A. Vanneste
	Title:	Executive Vice President and Chief Financial Officer

Date: December 8, 2009

EXHIBIT INDEX

Exhibit No.	Description

1.	Annual Information Form dated December 8, 2009

2.	Management’s Discussion and Analysis (pages 21 through 101 of the 2009 Annual Report)

3.	2009 Consolidated Financial Statements (pages 103 through 160 of the 2009 Annual Report)

4.	Management’s Report on Internal Control over Financial Reporting and Report of Independent Registered Public Accounting Firm (page 102 of the 2009 Annual Report)

5.	Corporate Governance

6.	Auditors’ Consent

7.	Comments by Auditors for U.S. Readers on Canada — U.S. Reporting Differences

8.	Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

9.	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002