Form 40-F
period 2011-10-31
BANK OF NOVA SCOTIA /
filed 2011-12-02
CIK 9631

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2011

Commission File Number 002-09048

THE BANK OF NOVA SCOTIA

(Exact name of Registrant as specified in its charter)

CANADA

(Province or other jurisdiction of incorporation or organization)

6029

(Primary Standard Industrial Classification Code Number (if applicable))

Not Applicable

(I.R.S. Employer Identification Number (if applicable))

44 King St. West, Scotia Plaza, 8th floor,

Toronto, Ontario, Canada M5H 1H1

(416) 866-3672

(Address and telephone number of Registrant’s principal executive offices)

The Bank of Nova Scotia, One Liberty Plaza, 25th floor,

New York, N.Y., U.S.A. 10006

Attention: William R. Ebbels

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

Common Shares	1,089,478,980
Preferred Shares, Series 12	12,000,000
Preferred Shares, Series 13	12,000,000
Preferred Shares, Series 14	13,800,000
Preferred Shares, Series 15	13,800,000
Preferred Shares, Series 16	13,800,000
Preferred Shares, Series 17	9,200,000
Preferred Shares, Series 18	13,800,000
Preferred Shares, Series 20	14,000,000
Preferred Shares, Series 22	12,000,000
Preferred Shares, Series 24	10,000,000
Preferred Shares, Series 26	13,000,000
Preferred Shares, Series 28	11,000,000
Preferred Shares, Series 30	10,600,000
Preferred Shares, Series 32	16,345,767

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes  ☐            82-                          No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒             No  ☐

CONTROLS AND PROCEDURES

Management’s responsibility for financial information contained in the Annual Report is described on page 110 of Exhibit 3, 2011 Consolidated Financial Statements. In addition, the Bank’s Audit and Conduct Review Committee of the Board of Directors has reviewed, and the Board of Directors has reviewed and approved, the 2011 Consolidated Financial Statements and Management’s Discussion and Analysis prior to release. Scotiabank is committed to providing timely, accurate and balanced disclosure of all material information and to providing fair and equal access to such information. The Bank’s disclosure policies and practices are published on its website.

Disclosure Controls and Procedures

The Bank’s disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to the Bank’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to allow timely decisions regarding required disclosure.

As of October 31, 2011, the Bank’s management, with the participation of the CEO and CFO, evaluated the effectiveness of its disclosure controls and procedures, as defined under the rules adopted by the United States Securities and Exchange Commission (“SEC”) and the Canadian securities regulatory authorities, and have concluded that the Bank’s disclosure controls and procedures are effective.

Internal control over financial reporting

Management of the Bank is responsible for establishing and maintaining adequate internal control over financial reporting. These controls include policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Bank; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Bank’s assets that could have a material effect on the financial statements.

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

Management assessed the effectiveness of internal control over financial reporting, using the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework, and based on that assessment concluded that internal control over financial reporting was effective, as at October 31, 2011.

Changes in internal control over financial reporting

There have been no changes in the Bank’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting during the year ended October 31, 2011.

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

CODE OF ETHICS

The Bank has adopted a code of ethics, entitled “Guidelines for Business Conduct” (the “Guidelines”). These Guidelines have been in place for many years and apply to all directors, officers and employees of the Bank. Effective August 1, 2008, the Guidelines were updated to reflect current industry best practices. A copy of the revised Guidelines was filed as an exhibit to Form 6-K filed with the SEC (EDGAR Company Filings) on August 1, 2008. The Guidelines are available on the Bank’s website at www.scotiabank.com, in the Corporate Governance section, and are available in print to any person, without charge, upon written request to the Secretary of the Bank at the Toronto executive office address shown above. A supplement to the Guidelines, entitled Financial Reporting Whistleblower Policy, is also posted on the Bank’s website. Amendments to the Guidelines and waivers, if any, for directors and executive officers will be disclosed on the Bank’s website. There were no such waivers granted in fiscal 2011.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosure provided in Table 55 “Fees paid to the shareholders’ auditors” on page 98 of Exhibit 2, Management’s Discussion and Analysis, is incorporated by reference herein. The nature of these services is described below:

•

Audit services generally relate to the statutory audits and review of financial statements, professional services associated with the Bank’s International Financial Reporting Standards (“IFRS”) transition, regulatory required attestation reports, as well as services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies or other documents issued in connection with securities offerings.

•

Audit-related services include attest services required by regulatory bodies not directly linked to the financial statements, review of controls and procedures related to regulatory reporting, audits of employee benefit plans, special attest services not required by statute or regulation, but requested by a party to a specific transaction, consultation and training on accounting and financial reporting under IFRS.

•

Tax services outside of the audit scope relate primarily specified review procedures required by local tax authorities, attestation on tax returns of certain subsidiaries as required by local tax authorities, and review to determine compliance with an agreement with the tax authorities.

•	Other non-audit services are primarily for the review and translation of English language financial statements into other languages.

None of the above services were approved pursuant to an exemption under paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X from the requirement that the audit committee pre-approve the services. The majority of the hours expended on the audits of the 2011 and 2010 consolidated financial statements were attributable to work performed by the full-time permanent employees of the Bank’s independent auditors, KPMG LLP or its affiliates. The Audit and Conduct Review Committee’s pre-approval policies and procedures, as revised effective March 5, 2007, were attached as Exhibit 7 to the Form 40-F filed on December 19, 2007 for the fiscal year ended October 31, 2007. The pre-approval policies and procedures have been subsequently approved without changes at each annual review.

OFF-BALANCE SHEET ARRANGEMENTS

The disclosure provided under “Off-Balance Sheet Arrangements” on pages 47 to 50 and “Variable Interest Entities” on page 81 of Exhibit 2, Management’s Discussion and Analysis, is incorporated by reference herein. Additional information from note 1 on pages 117 to 122, note 4(c) on pages 127 and 128, note 6 on page 130, note 13 on pages 133 and 134, note 14 on pages 135 and 136, note 15 on page 137, note 24 on pages 150 to 152, note 25 on pages 152 to 159, note 26 on pages 159 to 161, and note 28 on pages 162 to 166 of Exhibit 3, 2011 Consolidated Financial Statements, is incorporated by reference into “Off-Balance Sheet Arrangements” in Management’s Discussion and Analysis.

CONTRACTUAL OBLIGATIONS

The disclosure provided under “Contractual Obligations” on page 75 of Exhibit 2, Management’s Discussion and Analysis, is incorporated by reference herein. Additional information from note 10 on page 132, note 20 on pages 144 to 146, note 24 on pages 150 to 152, note 25 on pages 152 to 159, and note 26 on pages 159 and 161 of Exhibit 3, 2011 Consolidated Financial Statements, is incorporated by reference into “Contractual Obligations” in Management’s Discussion and Analysis.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Bank’s audit committee is composed of the following directors: Michael J.L. Kirby (Chair), Ronald A. Brenneman, Thomas C. O’Neill, Alexis E. Rovzar de la Torre, Indira V. Samarasekera, Paul D. Sobey, and Barbara S. Thomas. Ex-officio member: John T. Mayberry. Ms. Susan Segal was appointed a director of the Bank and a member of the Audit and Conduct Review Committee effective as at the close of the Board of Directors meeting on December 2, 2011.

SUMMARY OF SIGNIFICANT CORPORATE GOVERNANCE DIFFERENCES

A summary of significant ways corporate governance practices followed by the Bank differ from corporate governance practices required to be followed by U.S. domestic companies under the New York Stock Exchange’s listing standards (disclosure required by Section 303A.11 of the NYSE Listed Company Manual) is available on the Bank’s website at www.scotiabank.com/governance.

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
Name: Luc A. Vanneste
Title: Executive Vice President and Chief Financial Officer

Date: December 2, 2011

EXHIBIT INDEX

Exhibit No.	Description

1.	Annual Information Form dated December 2, 2011

2.	Management’s Discussion and Analysis (pages 24 through 107 of the 2011 Annual Report)

3.	2011 Consolidated Financial Statements (pages 109 through 173 of the 2011 Annual Report)

4.	Management’s Report on Internal Control over Financial Reporting and Report of Independent Registered Public Accounting Firm (page 108 of the 2011 Annual Report)

5.	Corporate Governance

6.	Auditors’ Consent

7.	Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

8.	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002