Form 40-F
period 2012-10-31
BANK OF NOVA SCOTIA /
filed 2012-12-07
CIK 9631

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2012

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

Common Shares	1,184,573,610
Preferred Shares, Series 12	12,000,000
Preferred Shares, Series 13	12,000,000
Preferred Shares, Series 14	13,800,000
Preferred Shares, Series 15	13,800,000
Preferred Shares, Series 16	13,800,000
Preferred Shares, Series 17	9,200,000
Preferred Shares, Series 18	13,800,000
Preferred Shares, Series 20	14,000,000
Preferred Shares, Series 22	12,000,000
Preferred Shares, Series 24	10,000,000
Preferred Shares, Series 26	13,000,000
Preferred Shares, Series 28	11,000,000
Preferred Shares, Series 30	10,600,000
Preferred Shares, Series 32	16,345,767

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒            No  ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes  ☐            No  ☐

CONTROLS AND PROCEDURES

Management’s responsibility for financial information contained in the Annual Report is described on page 102 of Exhibit 3, 2012 Consolidated Financial Statements. In addition, the Bank’s Audit and Conduct Review Committee of the Board of Directors has reviewed, and the Board of Directors has reviewed and approved, the 2012 Consolidated Financial Statements and Management’s Discussion and Analysis prior to release. Scotiabank is committed to providing timely, accurate and balanced disclosure of all material information and to providing fair and equal access to such information. The Bank’s disclosure policies and practices are published on its website.

Disclosure Controls and Procedures

The Bank’s disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to the Bank’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to allow timely decisions regarding required disclosure.

As of October 31, 2012, the Bank’s management, with the participation of the CEO and CFO, evaluated the effectiveness of its disclosure controls and procedures, as defined under the rules adopted by the United States Securities and Exchange Commission (“SEC”) and the Canadian securities regulatory authorities, and have concluded that the Bank’s disclosure controls and procedures are effective.

Internal Control over Financial Reporting

Management of the Bank is responsible for establishing and maintaining adequate internal control over financial reporting. These controls include policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Bank; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Bank’s assets that could have a material effect on the financial statements.

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

Management assessed the effectiveness of internal control over financial reporting, using the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework, and based on that assessment concluded that internal control over financial reporting was effective as at October 31, 2012.

Changes in Internal Control over Financial Reporting

There have been no changes in the Bank’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting during the year ended October 31, 2012. The adoption of IFRS did not result in any systematic or pervasive changes in internal control over financial reporting.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm are provided in Exhibit 4.

AUDIT COMMITTEE FINANCIAL EXPERT

All of the members of the Bank’s Audit and Conduct Review Committee of the Board of Directors (“audit committee”) are financially literate and independent, and one or more members of the audit committee meet the definition of a financial expert. The Bank’s Board of Directors has determined that Mr. Thomas C. O’Neill is an audit committee financial expert and is independent, as that term is defined by the New York Stock Exchange’s corporate governance standards applicable to the Bank.

The SEC has indicated that the designation of a person as an audit committee financial expert does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the audit committee and board of directors in the absence of such designation.

CODE OF ETHICS

The Bank has adopted a code of ethics, entitled “Guidelines for Business Conduct” (the “Guidelines”). These Guidelines have been in place for many years and apply to all directors, officers and employees of the Bank. A copy of the Guidelines was filed as an exhibit to Form 6-K filed with the SEC (EDGAR Company Filings) on August 1, 2008. The Guidelines are also available on the Bank’s website at www.scotiabank.com, in the Corporate Governance section, and are available in print to any person, without charge, upon written request to the Secretary of the Bank at the Toronto executive office address shown above. A supplement to the Guidelines, entitled Whistleblower Policy and Procedures, is also posted on the Bank’s website. Amendments to the Guidelines and waivers, if any, for directors and executive officers will be disclosed on the Bank’s website. There were no such waivers granted in fiscal 2012.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosure provided in Table 59 “Fees paid to the shareholders’ auditors” on page 88 of Exhibit 2, Management’s Discussion and Analysis, is incorporated by reference herein. The nature of these services is as follows:

•

Audit services generally relate to the statutory audits and review of financial statements, professional services associated with the Bank’s IFRS transition, regulatory required attestation reports, as well as services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies or other documents issued in connection with securities offerings.

•

Audit-related services include attest services required by regulatory bodies not directly linked to the financial statements, review of controls and procedures related to regulatory reporting, audits of employee benefit plans, special attest services not required by statute or regulation, but requested by a party to a specific transaction, consultation and training on accounting and financial reporting under IFRS and review of internal controls of new general ledger being implemented at head office.

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

None of the above services were approved pursuant to an exemption under paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X from the requirement that the audit committee pre-approve the services. The majority of the hours expended on the audits of the 2012 and 2011 consolidated financial statements were attributable to work performed by the full-time permanent employees of the Bank’s independent auditors, KPMG LLP or its affiliates. The Audit and Conduct Review Committee’s pre-approval policies and procedures, as revised effective March 5, 2007, were attached as Exhibit 7 to the Form 40-F filed on December 19, 2007 for the fiscal year ended October 31, 2007. The pre-approval policies and procedures have been subsequently approved without any major changes at each annual review.

OFF-BALANCE SHEET ARRANGEMENTS

The disclosure provided under “Off-Balance Sheet Arrangements” on pages 39 to 41, “Special Purpose Entities” on page 75 and “Off-balance sheet credit risks” on page 76 of Exhibit 2, Management’s Discussion and Analysis, is incorporated by reference herein. Additional information from note 3 on pages 110 to 121, note 6 on pages 122 to 126, note 9 on pages 128 to 132, note 12 on page 137, note 14 on pages 138 to 140, note 21 on page 144, note 23 on pages 145 and 146, note 25 on page 147, note 26 on pages 147 and 148, note 27 on pages 148 to 150, note 38 on pages 165 to 167 and note 39 on pages 167 to 176 of Exhibit 3, 2012 Consolidated Financial Statements, is incorporated by reference into “Off-Balance Sheet Arrangements” in Management’s Discussion and Analysis.

CONTRACTUAL OBLIGATIONS

The disclosure provided under “Contractual Obligations” on pages 67 and 68 of Exhibit 2, Management’s Discussion and Analysis, is incorporated by reference herein. Additional information from note 6 on pages 122 to 126, note 20 on page 144, note 31 on pages 157 to 159, note 38 on pages 165 to 167 and note 39 on pages 167 to 176 of Exhibit 3, 2012 Consolidated Financial Statements, is incorporated by reference into “Contractual Obligations” in Management’s Discussion and Analysis.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Bank’s audit committee is composed of the following directors: Thomas C. O’Neill (Chair), John T. Mayberry, Indira V. Samarasekera, Susan L. Segal, Paul D. Sobey and Barbara S. Thomas.

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

Registrant:	THE BANK OF NOVA SCOTIA

	By:	/s/ Sean D. McGuckin
Name: Sean D. McGuckin
Title: Executive Vice-President and Chief Financial Officer

Date: December 7, 2012

EXHIBIT INDEX

Exhibit No.	Description

1.	Annual Information Form dated December 7, 2012

2.	Management’s Discussion and Analysis (pages 12 through 99 of the 2012 Annual Report)

3.	2012 Consolidated Financial Statements (pages 101 through 188 of the 2012 Annual Report)

4.	Management’s Report on Internal Control over Financial Reporting and Report of Independent Registered Public Accounting Firm (page 100 of the 2012 Annual Report)

5.	Corporate Governance

6.	Auditors’ Consent

7.	Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

8.	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002