Form 40-F
period 2014-10-31
BANK OF NOVA SCOTIA /
filed 2014-12-05
CIK 9631

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2014

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

The Bank of Nova Scotia, 250 Vesey Street,

New York, N.Y., U.S.A. 10281

Attention: Hector Jimenez

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

Common Shares	1,216,582,245
Preferred Shares, Series 14	13,800,000
Preferred Shares, Series 15	13,800,000
Preferred Shares, Series 16	13,800,000
Preferred Shares, Series 17	9,200,000
Preferred Shares, Series 18	7,497,663
Preferred Shares, Series 19	6,302,337
Preferred Shares, Series 20	8,039,268
Preferred Shares, Series 21	5,960,732
Preferred Shares, Series 22	9,376,944
Preferred Shares, Series 23	2,623,056
Preferred Shares, Series 30	10,600,000
Preferred Shares, Series 32	16,345,767

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

Yes  ☒            No  ☐

CONTROLS AND PROCEDURES

Management’s responsibility for financial information contained in the Annual Report is described on page 118 of Exhibit 3, 2014 Consolidated Financial Statements. In addition, the Bank’s Audit and Conduct Review Committee of the Board of Directors has reviewed, and the Board of Directors has reviewed and approved, the 2014 Consolidated Financial Statements and Management’s Discussion and Analysis prior to release. Scotiabank is committed to providing timely, accurate and balanced disclosure of all material information and to providing fair and equal access to such information. The Bank’s disclosure policies and practices are published on its website.

Disclosure Controls and Procedures

The Bank’s disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to the Bank’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to allow timely decisions regarding required disclosure.

As of October 31, 2014, the Bank’s management, with the participation of the CEO and CFO, evaluated the effectiveness of its disclosure controls and procedures, as defined under the rules adopted by the United States Securities and Exchange Commission (“SEC”) and the Canadian securities regulatory authorities, and have concluded that the Bank’s disclosure controls and procedures are effective.

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

Management assessed the effectiveness of internal control over financial reporting, using the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 1992 framework, and based on that assessment concluded that internal control over financial reporting was effective as of October 31, 2014.

Changes in internal control over financial reporting

There have been no changes in the Bank’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting during the year ended October 31, 2014.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm are provided in Exhibit 4.

AUDIT COMMITTEE FINANCIAL EXPERT

All of the members of the Bank’s Audit and Conduct Review Committee of the Board of Directors (“audit committee”) are financially literate and independent, and one or more members of the audit committee meet the definition of a financial expert. The Bank’s Board of Directors has determined that Messrs. Paul D. Sobey, Guillermo Babatz, Thomas C. O’Neill and Aaron Regent are audit committee financial experts and are independent, as that term is defined by the New York Stock Exchange’s corporate governance standards applicable to the Bank.

The SEC has indicated that the designation of a person as an audit committee financial expert does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the audit committee and board of directors in the absence of such designation.

CODE OF ETHICS

The Bank has adopted a code of ethics, entitled “Guidelines for Business Conduct” (the “Guidelines”). These Guidelines have been in place for many years and apply to all directors, officers and employees of the Bank. A copy of the Guidelines was most recently filed as an exhibit to Form 6-K filed with the SEC (EDGAR Company Filings) on February 4, 2013. The Guidelines are also available on the Bank’s website at www.scotiabank.com, in the Corporate Governance section, and are available in print to any person, without charge, upon written request to the Secretary of the Bank at the Toronto executive office address shown above. Two supplements to the Guidelines, the Whistleblower Policy and Procedures and the Directors’ Addendum, are also posted on the Bank’s website. Amendments to the Guidelines and waivers, if any, for directors and executive officers will be disclosed on the Bank’s website. There were no such waivers granted in fiscal 2014.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosure provided in Table 82 “Fees paid to the shareholders’ auditors” on page 106 of Exhibit 2, Management’s Discussion and Analysis, is incorporated by reference herein. The nature of these services is as follows:

•	Audit services generally relate to the statutory audits and review of financial statements, regulatory required attestation reports, as well as services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies or other documents issued in connection with securities offerings.

•	Audit-related services include attest services required by regulatory bodies not directly linked to the financial statements, review of controls and procedures related to regulatory reporting, audits of employee benefit plans, special attest services not required by statute or regulation, but requested by a party to a specific transaction, independent review of risk processes, consultation and training on accounting and financial reporting and review of internal controls of the general ledger implemented at head office.

•	Tax services outside of the audit scope relate primarily to specified review procedures required by local tax authorities, attestation on tax returns of certain subsidiaries as required by local tax authorities, and review to determine compliance with an agreement with the tax authorities.

•	Other non-audit services are primarily for the review and translation of English language financial statements into other languages and other services.

None of the above services were approved pursuant to an exemption under paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X from the requirement that the audit committee pre-approve the services. The majority of the hours expended on the audits of the 2014 and 2013 consolidated financial statements were attributable to work performed by the full-time permanent employees of the Bank’s independent auditors, KPMG LLP or its affiliates. The audit committee’s pre-approval policies and procedures, as revised effective March 5, 2007, were attached as Exhibit 7 to the Form 40-F filed on December 19, 2007 for the fiscal year ended October 31, 2007. The pre-approval policies and procedures have been subsequently approved without any major changes at each annual review.

OFF-BALANCE SHEET ARRANGEMENTS

The disclosure provided under “Off-balance Sheet Arrangements” on pages 50 and 51 and “Structured entities” on page 50 of Exhibit 2, Management’s Discussion and Analysis, is incorporated by reference herein. Additional information from note 3 on pages 126 to 138, note 7 on pages 141 to 149, note 10 on pages 151 to 155, note 15 on page 162, note 16 on pages 163 to 165, note 25 on page 170, note 26 on pages 170 and 171, note 27 on pages 171 to 173, note 38 on pages 189 to 191 and note 39 on pages 191 to 200 of Exhibit 3, 2014 Consolidated Financial Statements, is incorporated by reference into “Off-Balance Sheet Arrangements” in Management’s Discussion and Analysis.

CONTRACTUAL OBLIGATIONS

The disclosure provided under “Contractual Obligations” on page 86 of Exhibit 2, Management’s Discussion and Analysis, is incorporated by reference herein. Additional information from note 7 on pages 141 to 149, note 22 on page 169, note 31 on pages 179 to 183, note 38 on pages 189 to 191 and note 39 on pages 191 to 200 of Exhibit 3, 2014 Consolidated Financial Statements, is incorporated by reference into “Contractual Obligations” in Management’s Discussion and Analysis.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Bank’s audit committee is composed of the following directors: Paul D. Sobey (Chair and financial expert), Nora A. Aufreiter, Guillermo E. Babatz (financial expert), Charles H. Dallara, Thomas C. O’Neill (financial expert), Aaron W. Regent (financial expert), and Susan L. Segal.

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

DISCLOSURE PURSUANT TO SECTION 13(r) OF THE EXCHANGE ACT

Pursuant to section 13(r) of the Exchange Act, the Bank is required to disclose certain activities related to both the Islamic Republic of Iran (“Iran”) and certain persons listed on the Specially Designated National and Blocked Persons list maintained by the United States Department of Treasury Office of Foreign Assets Control. Disclosure is generally required even if the transactions or dealings were conducted in compliance with applicable law and regulations. The Bank has established a robust enterprise-wide global sanctions compliance program to ensure compliance with applicable sanctions laws wherever the Bank does business.

The Bank holds one Canadian dollar account for the Embassy of Iran in Canada. This account, used for the purpose of official embassy business, has been frozen since 2013. A second Canadian dollar account for the Embassy of Iran, used to fund scholarship payments to Iranian students studying in North America, was the subject of a court order requiring the Bank to pay the balance to the judgment creditor as a result of a requirement from the Sherriff’s Office (civil restitution office). This was done in April 2014 and the account was then closed. The Bank has complied with and will continue to comply with all applicable laws in relation to these accounts.

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
Name: Sean D. McGuckin
Title: Executive Vice President and Chief Financial Officer

Date: December 5, 2014

EXHIBIT INDEX

Exhibit No.	Description

1.	Annual Information Form dated December 5, 2014

2.	Management’s Discussion and Analysis (pages 15 through 115 of the 2014 Annual Report)

3.	2014 Consolidated Financial Statements (pages 117 through 203 of the 2014 Annual Report)

4.	Management’s Report on Internal Control over Financial Reporting and Report of Independent Registered Public Accounting Firm (page 116 of the 2014 Annual Report)

5.	Corporate Governance

6.	Consent of Independent Registered Public Accounting Firm

7.	Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

8.	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002