Form 40-F
period 2016-10-31
BANK OF NOVA SCOTIA
filed 2016-11-29
CIK 9631

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2016

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

Attention: Richard Agata

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

Common Shares	1,207,893,604
Preferred Shares, Series 16	13,800,000
Preferred Shares, Series 17	9,200,000
Preferred Shares, Series 18	7,497,663
Preferred Shares, Series 19	6,302,337
Preferred Shares, Series 20	8,039,268
Preferred Shares, Series 21	5,960,732
Preferred Shares, Series 22	9,376,944
Preferred Shares, Series 23	2,623,056
Preferred Shares, Series 30	6,142,738
Preferred Shares, Series 31	4,457,262
Preferred Shares, Series 32	11,161,422
Preferred Shares, Series 33	5,184,345
Preferred Shares, Series 34 (Non-Viability Contingent Capital)	14,000,000
Preferred Shares, Series 36 (Non-Viability Contingent Capital)	20,000,000
Preferred Shares, Series 38 (Non-Viability Contingent Capital)	20,000,000

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

Yes  ☐            No  ☐

DISCLOSURE CONTROLS AND PROCEDURES

Management’s responsibility for financial information contained in the Annual Report is described on page 130 of Exhibit 99.3, 2016 Consolidated Financial Statements. In addition, the Bank’s Audit and Conduct Review Committee of the Board of Directors has reviewed, and the Board of Directors has reviewed and approved, the 2016 Consolidated Financial Statements and Management’s Discussion and Analysis prior to release. Scotiabank is committed to providing timely, accurate and balanced disclosure of all material information and to providing fair and equal access to such information. The Bank’s disclosure policies and practices are published on its website.

Disclosure Controls and Procedures

The Bank’s disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to the Bank’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to allow timely decisions regarding required disclosure.

As of October 31, 2016, the Bank’s management, with the participation of the CEO and CFO, evaluated the effectiveness of its disclosure controls and procedures, as defined under the rules adopted by the United States Securities and Exchange Commission (“SEC”) and the Canadian securities regulatory authorities, and have concluded that the Bank’s disclosure controls and procedures are effective.

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

Management assessed the effectiveness of internal control over financial reporting, using the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework, and based on that assessment concluded that internal control over financial reporting was effective as of October 31, 2016.

Changes in internal control over financial reporting

There have been no changes in the Bank’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting during the year ended October 31, 2016.

MANAGEMENT’S INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm are provided in Exhibit 99.4.

AUDIT COMMITTEE FINANCIAL EXPERT

All of the members of the Bank’s Audit and Conduct Review Committee of the Board of Directors (“audit committee”) are financially literate and independent, and one or more members of the audit committee meet the definition of a financial expert. The Bank’s Board of Directors has determined that Paul D. Sobey, Guillermo E. Babatz, William R. Fatt, Thomas C. O’Neill, Una M. Power and L. Scott Thomson are audit committee financial experts and are independent, as that term is defined by the New York Stock Exchange’s corporate governance standards applicable to the Bank.

The SEC has indicated that the designation of a person as an audit committee financial expert does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the audit committee and board of directors in the absence of such designation.

CODE OF ETHICS

The Bank has adopted a code of ethics, entitled “Scotiabank Code of Conduct” (the “Code of Conduct”). The Code of Conduct was formerly named the Scotiabank Guidelines for Business Conduct (the ‘Guidelines”). The Code of Conduct has been in place for many years and applies to all directors, officers and employees of the Bank. A copy of the Code of Conduct was most recently filed as an exhibit to Form 6-K filed with the SEC (EDGAR Company Filings) on November 29, 2016. The Code of Conduct is also available on the Bank’s website at www.scotiabank.com, in the Corporate Governance section, and is available in print to any person, without charge, upon written request to the Secretary of the Bank at the Toronto executive office address shown above. A supplement to the Code of Conduct, the Whistleblower Policy and Procedures, is also posted on the Bank’s website. Amendments to the Code of Conduct and waivers, if any, for directors and executive officers will be disclosed on the Bank’s website. There were no such waivers under the Guidelines granted in fiscal 2016.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosure provided in Table 81 “Fees paid to the shareholders’ auditors” on page 118 of Exhibit 99.2, Management’s Discussion and Analysis, is incorporated by reference herein. The nature of these services is as follows:

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

None of the above services were approved pursuant to an exemption under paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X from the requirement that the audit committee pre-approve the services. The majority of the hours expended on the audits of the 2016 and 2015 consolidated financial statements were attributable to work performed by the full-time permanent employees of the Bank’s independent auditors, KPMG LLP or its affiliates. The audit committee’s pre-approval policies and procedures, as revised effective March 5, 2007, were attached as Exhibit 7 to the Form 40-F filed on December 19, 2007 for the fiscal year ended October 31, 2007. The pre-approval policies and procedures have been subsequently approved without any major changes at each annual review.

OFF-BALANCE SHEET ARRANGEMENTS

The disclosure provided under “Off-balance Sheet Arrangements” on pages 42 to 44 and “Structured entities” on pages 42 to 44 of Exhibit 99.2, Management’s Discussion and Analysis, is incorporated by reference herein. Additional information from note 3 on pages 139 to 151, note 6 on pages 153 to 158, note 9 on pages 161 to 165, note 13 on page 173, note 14 on pages 174 to 176, note 22 on page 181, note 23 on pages 182 to 185, note 34 on pages 200 to 202 and note 35 on pages 202 to 210 of Exhibit 99.3, 2016 Consolidated Financial Statements, is incorporated by reference into “Off-balance Sheet Arrangements” in Management’s Discussion and Analysis.

CONTRACTUAL OBLIGATIONS

The disclosure provided under “Contractual maturities and obligations” on pages 93 to 95 of Exhibit 99.2, Management’s Discussion and Analysis, is incorporated by reference herein. Additional information from note 6 on pages 153 to 158, note 19 on page 180, note 27 on pages 190 to 194, note 34 on pages 200 to 202 and note 35 on pages 202 to 210 of Exhibit 99.3, 2016 Consolidated Financial Statements, is incorporated by reference into “Contractual Obligations” in Management’s Discussion and Analysis.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Bank’s audit committee is composed of the following directors: Paul D. Sobey (Chair and financial expert), Guillermo E. Babatz (financial expert), Scott B. Bonham, Charles H. Dallara, William R. Fatt (financial expert), Tiff Macklem, Thomas C. O’Neill (financial expert), Una M. Power (financial expert) and L. Scott Thomson (financial expert).

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

DISCLOSURE PURSUANT TO SECTION 13(r) OF THE EXCHANGE ACT

Pursuant to section 13(r) of the Exchange Act, the Bank is required to disclose certain activities, transactions or dealings related to both the Islamic Republic of Iran (“Iran”) and certain persons listed on the Specially Designated National and Blocked Persons list maintained by the United States Department of Treasury Office of Foreign Assets Control, during the year ended October 31, 2016. Disclosure of these certain activities, transactions or dealings is generally required even if conducted in compliance with applicable law and regulations.

The Bank has established a robust enterprise-wide global sanctions compliance program to ensure compliance with applicable sanctions laws. In February 2016, the Bank processed an incoming Canadian dollar wire transfer for one of its customers in Canada that originated from a bank in Kuwait. The Bank has learned that the wire transfer represented payment from a private company based in Iran that is not named on the OFAC sanctions lists, for oil and gas exploration and extraction equipment that the customer supplied to that entity. After review of the underlying transaction, the Bank has no reason to believe that the wire transfer or the transaction violated any applicable sanctions. Although the Bank believes that its activity in processing the incoming payment is not required to be disclosed under Section 13(r), the underlying transaction, which involved the supply of oil and gas exploration and extraction equipment, potentially could be required to be disclosed under Section 13(r); accordingly, the Bank is including disclosure of this activity in this report. This customer’s banking accounts were closed in August 2016. It is not possible to accurately determine the precise net profit attributable to such wire transfer, and even if revenues and profits from these were calculated, they would be negligible.

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
Name: Sean D. McGuckin
Title: Group Head and Chief Financial Officer

Date: November 29, 2016

EXHIBIT INDEX

Exhibit No.	Description

99.1	Annual Information Form dated November 29, 2016

99.2	Management’s Discussion and Analysis (pages 11 through 127 of the 2016 Annual Report)

99.3	2016 Consolidated Financial Statements (pages 129 through 210 of the 2016 Annual Report)

99.4	Management’s Report on Internal Control over Financial Reporting and Report of Independent Registered Public Accounting Firm (page 128 of the 2016 Annual Report)

99.5	Corporate Governance

99.6	Consent of Independent Registered Public Accounting Firm

99.7	Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

99.8	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002