Form 40-F
period 2017-10-31
BANK OF NOVA SCOTIA
filed 2017-11-28
CIK 9631

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2017

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

Attention: Hector Becil

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

Common Shares	1,199,231,715
Preferred Shares, Series 18	7,497,663
Preferred Shares, Series 19	6,302,337
Preferred Shares, Series 20	8,039,268
Preferred Shares, Series 21	5,960,732
Preferred Shares, Series 22	9,376,944
Preferred Shares, Series 23	2,623,056
Preferred Shares, Series 30	6,142,738
Preferred Shares, Series 31	4,457,262
Preferred Shares, Series 32	11,161,422
Preferred Shares, Series 33	5,184,345
Preferred Shares, Series 34 (Non-Viability Contingent Capital)	14,000,000
Preferred Shares, Series 36 (Non-Viability Contingent Capital)	20,000,000
Preferred Shares, Series 38 (Non-Viability Contingent Capital)	20,000,000

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

Yes ☐                No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

DISCLOSURE CONTROLS AND PROCEDURES

Management’s responsibility for financial information contained in the Annual Report is described on page 126 of Exhibit 99.3, 2017 Consolidated Financial Statements. In addition, the Bank’s Audit Committee of the Board of Directors has reviewed, and the Board of Directors has reviewed and approved, the 2017 Consolidated Financial Statements and Management’s Discussion and Analysis prior to release. Scotiabank is committed to providing timely, accurate and balanced disclosure of all material information and to providing fair and equal access to such information. The Bank’s disclosure policies and practices are published on its website.

Disclosure Controls and Procedures

The Bank’s disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to the Bank’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to allow timely decisions regarding required disclosure.

As of October 31, 2017, the Bank’s management, with the participation of the CEO and CFO, evaluated the effectiveness of its disclosure controls and procedures, as defined under the rules adopted by the United States Securities and Exchange Commission (“SEC”) and the Canadian securities regulatory authorities, and have concluded that the Bank’s disclosure controls and procedures are effective.

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

Management assessed the effectiveness of internal control over financial reporting, using the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework, and based on that assessment concluded that internal control over financial reporting was effective as of October 31, 2017.

Changes in internal control over financial reporting

There have been no changes in the Bank’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting during the year ended October 31, 2017.

MANAGEMENT’S INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm are provided in Exhibit 99.4.

AUDIT COMMITTEE FINANCIAL EXPERT

All of the members of the Bank’s Audit Committee of the Board of Directors (“audit committee”) are financially literate and independent, and one or more members of the audit committee meet the definition of a financial expert. The Bank’s Board of Directors has determined that Una M. Power, Thomas C. O’Neill and L. Scott Thomson are audit committee financial experts and are independent, as that term is defined by the New York Stock Exchange’s corporate governance standards applicable to the Bank.

The SEC has indicated that the designation of a person as an audit committee financial expert does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the audit committee and board of directors in the absence of such designation.

CODE OF ETHICS

The Bank has adopted a code of ethics, entitled “Scotiabank Code of Conduct” (the “Code of Conduct”). The Code of Conduct has been in place for many years and applies to all directors, officers and employees of the Bank. A copy of the Code of Conduct was most recently filed as an exhibit to Form 6-K filed with the SEC (EDGAR Company Filings) on November 28, 2017. The Code of Conduct is also available on the Bank’s website at www.scotiabank.com, in the Corporate Governance section, and is available in print to any person, without charge, upon written request to the Secretary of the Bank at the Toronto executive office address shown above. A supplement to the Code of Conduct, the Whistleblower Policy and Procedures, is also posted on the Bank’s website. Amendments to the Code of Conduct and waivers, if any, for directors and executive officers will be disclosed on the Bank’s website. There were no such waivers under the Code of Conduct granted in fiscal 2017.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosure provided in Table 76 “Fees paid to the shareholders’ auditors” on page 114 of Exhibit 99.2, Management’s Discussion and Analysis, is incorporated by reference herein. The nature of these services is as follows:

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

None of the above services were approved pursuant to an exemption under paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X from the requirement that the audit committee pre-approve the services. The majority of the hours expended on the audits of the 2017 and 2016 consolidated financial statements were attributable to work performed by the full-time permanent employees of the Bank’s independent auditors, KPMG LLP or its affiliates. The audit committee’s pre-approval policies and procedures, as revised effective March 5, 2007, were attached as Exhibit 7 to the Form 40-F filed on December 19, 2007 for the fiscal year ended October 31, 2007. The pre-approval policies and procedures have been subsequently approved without any major changes at each annual review.

OFF-BALANCE SHEET ARRANGEMENTS

The disclosure provided under “Off-balance Sheet Arrangements” on pages 53 to 55 and “Structured entities” on pages 54 to 55 of Exhibit 99.2, Management’s Discussion and Analysis, is incorporated by reference herein. Additional information from note 3 on pages 135 to 148, note 6 on pages 150 to 155, note 9 on pages 158 to 162, note 13 on page 170, note 14 on pages 171 to 173, note 22 on page 178, note 23 on pages 179 to 182, note 34 on pages 198 to 200 and note 35 on pages 200 to 208 of Exhibit 99.3, 2017 Consolidated Financial Statements, is incorporated by reference into “Off-balance Sheet Arrangements” in Management’s Discussion and Analysis.

CONTRACTUAL OBLIGATIONS

The disclosure provided under “Contractual maturities and obligations” on pages 88 to 90 of Exhibit 99.2, Management’s Discussion and Analysis, is incorporated by reference herein. Additional information from note 6 on pages 150 to 155, note 19 on page 177, note 27 on pages 188 to 192, note 34 on pages 198 to 200 and note 35 on pages 200 to 208 of Exhibit 99.3, 2017 Consolidated Financial Statements, is incorporated by reference into “Contractual Obligations” in Management’s Discussion and Analysis.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Bank’s audit committee is composed of the following directors: Una M. Power (Chair and financial expert), Scott B. Bonham, Charles H. Dallara, Tiff Macklem, Thomas C. O’Neill (financial expert), Michael D. Penner and L. Scott Thomson (financial expert).

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

DISCLOSURE PURSUANT TO SECTION 13(r) OF THE EXCHANGE ACT

Pursuant to section 13(r) of the Exchange Act, the Bank is required to disclose whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings related to both the Islamic Republic of Iran (“Iran”) and certain persons listed on the Specially Designated National and Blocked Persons list maintained by the United States Department of Treasury Office of Foreign Assets Control, during the year ended October 31, 2017. Disclosure of these certain activities, transactions or dealings is generally required even if conducted in compliance with applicable law and regulations.

The Bank has established a robust enterprise-wide global sanctions compliance program to ensure compliance with applicable sanctions laws. During the year ended October 31, 2017, the Bank received certain incoming and outgoing wire transfer messages on behalf of or for credit to customers of the Bank that, after review and investigation, appear to have involved a party in Iran or related to an underlying transaction with a party in Iran. In one case, the Bank identified that the receiving financial institution was an Iranian state-owned entity. The Bank rejected this Euro payment. In another case, the Bank’s investigation identified that an outgoing Euro payment to a private company in Iran related to work performed by that party at a facility affiliated with the Government of Iran. In addition, during the year ended October 31, 2017, the Bank processed a number of USD bank drafts drawn on a U.S. financial institution and issued to Bank customers payable to the Iranian Interest Section of the Pakistan Embassy, located in Washington, D.C., for official business of the Iranian Interests Section, including payment of Iranian passport fees and visas. The Bank believes that its activity in connection with these wire transfers and bank drafts did not violate any applicable sanctions. As the wire transfers involved interests of the Government of Iran or parties affiliated with the Government of Iran, the Bank is including disclosure in this report because it potentially could be required to be disclosed under Section 13(r).

In addition, in February 2017, the Bank processed an incoming US dollar wire transfer for one of its customers in Canada that originated from a bank in the UAE. After review, the Bank discovered that the wire transfer represented payment for oil and gas services equipment on behalf of a private company based in Iran that is not named on an OFAC sanctions list. The Bank believes that its activity in processing the incoming payment is not required to be disclosed under Section 13(r), but the Bank is providing disclosure because the underlying transaction appears to have related to Iran’s oil and gas sector and thus potentially could be an activity described in subsection (a) or (b) of Section 5 of the Iran Sanctions Act of 1996 that would be required to be disclosed under Section 13(r) for any person who knowingly engages in such activity.

It is not possible to accurately determine the precise net profit attributable to the Bank’s activities in these matters, and even if revenues and profits from these were calculated, they would be negligible.

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
Name: Sean D. McGuckin
Title: Group Head and Chief Financial Officer

Date: November 28, 2017

EXHIBIT INDEX

Exhibit No.	Description

99.1	Annual Information Form dated November 28, 2017

99.2	Management’s Discussion and Analysis (pages 12 through 123 of the 2017 Annual Report)

99.3	2017 Consolidated Financial Statements (pages 125 through 208 of the 2017 Annual Report)

99.4	Management’s Report on Internal Control over Financial Reporting and Report of Independent Registered Public Accounting Firm (page 124 of the 2017 Annual Report)

99.5	Corporate Governance

99.6	Consent of Independent Registered Public Accounting Firm

99.7	Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

99.8	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002