Form 40-F
period 2018-10-31
BANK OF NOVA SCOTIA
filed 2018-11-27
CIK 9631

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2018

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

Common Shares	1,227,027,624
Preferred Shares, Series 22	9,376,944
Preferred Shares, Series 23	2,623,056
Preferred Shares, Series 30	6,142,738
Preferred Shares, Series 31	4,457,262
Preferred Shares, Series 32	11,161,422
Preferred Shares, Series 33	5,184,345
Preferred Shares, Series 34 (Non-Viability Contingent Capital)	14,000,000
Preferred Shares, Series 36 (Non-Viability Contingent Capital)	20,000,000
Preferred Shares, Series 38 (Non-Viability Contingent Capital)	20,000,000
Preferred Shares, Series 40 (Non-Viability Contingent Capital)	12,000,000

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒                No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

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

DISCLOSURE CONTROLS AND PROCEDURES

Management’s responsibility for financial information contained in the Annual Report is described on page 140 of Exhibit 99.3, 2018 Consolidated Financial Statements. In addition, the Bank’s Audit and Conduct Review Committee of the Board of Directors has reviewed, and the Board of Directors has reviewed and approved, the 2018 Consolidated Financial Statements and Management’s Discussion and Analysis prior to release. Scotiabank is committed to providing timely, accurate and balanced disclosure of all material information and to providing fair and equal access to such information. The Bank’s disclosure policies and practices are published on its website.

Disclosure Controls and Procedures

The Bank’s disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to the Bank’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to allow timely decisions regarding required disclosure.

As of October 31, 2018, the Bank’s management, with the participation of the CEO and CFO, evaluated the effectiveness of its disclosure controls and procedures, as defined under the rules adopted by the United States Securities and Exchange Commission (“SEC”) and the Canadian securities regulatory authorities, and have concluded that the Bank’s disclosure controls and procedures are effective.

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

Management assessed the effectiveness of internal control over financial reporting, using the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework, and based on that assessment concluded that internal control over financial reporting was effective as of October 31, 2018.

Changes in internal control over financial reporting

There have been no changes in the Bank’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting during the year ended October 31, 2018. The Bank adopted IFRS 9, Financial Instruments effective November 1, 2017 and as a result, has updated and modified certain internal controls over financial reporting. Refer to Note 3 of the consolidated financial statements for further information on changes to accounting policies and Note 4 regarding the transition impact on adoption of IFRS 9.

MANAGEMENT’S INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm are provided in Exhibit 99.4.

AUDIT COMMITTEE FINANCIAL EXPERT

All of the members of the Bank’s Audit and Conduct Review Committee of the Board of Directors (“audit committee”) are financially literate and independent, and one or more members of the audit committee meet the definition of a financial expert. The Bank’s Board of Directors has determined that Thomas C. O’Neill, Una M. Power, L. Scott Thomson and Benita M. Warmbold are audit committee financial experts and are independent, as that term is defined by the New York Stock Exchange’s corporate governance standards applicable to the Bank.

The SEC has indicated that the designation of a person as an audit committee financial expert does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the audit committee and board of directors in the absence of such designation.

CODE OF ETHICS

The Bank has adopted a code of ethics, entitled “Scotiabank Code of Conduct” (the “Code of Conduct”). The Code of Conduct has been in place for many years and applies to all directors, officers and employees of the Bank. A copy of the Code of Conduct was most recently filed as an exhibit to Form 6-K filed with the SEC (EDGAR Company Filings) on November 27, 2018. The Code of Conduct is also available on the Bank’s website at www.scotiabank.com, in the Corporate Governance section, and is available in print to any person, without charge, upon written request to the Secretary of the Bank at the Toronto executive office address shown above. A supplement to the Code of Conduct, the Whistleblower Policy and Procedures, is also posted on the Bank’s website. Amendments to the Code of Conduct and waivers, if any, for directors and executive officers will be disclosed on the Bank’s website. There were no such waivers under the Code of Conduct granted in fiscal 2018.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosure provided in Table 76 “Fees paid to the shareholders’ auditors” on page 128 of Exhibit 99.2, Management’s Discussion and Analysis, is incorporated by reference herein. The nature of these services is as follows:

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

None of the above services were approved pursuant to an exemption under paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X from the requirement that the audit committee pre-approve the services. The majority of the hours expended on the audits of the 2018 and 2017 consolidated financial statements were attributable to work performed by the full-time permanent employees of the Bank’s independent auditors, KPMG LLP or its affiliates. The audit committee’s pre-approval policies and procedures, as revised effective March 5, 2007, were attached as Exhibit 7 to the Form 40-F filed on December 19, 2007 for the fiscal year ended October 31, 2007. The pre-approval policies and procedures have been subsequently approved without any major changes at each annual review.

OFF-BALANCE SHEET ARRANGEMENTS

The disclosure provided under “Off-balance Sheet Arrangements” on pages 67 to 69 and “Structured entities” on pages 68 to 69 of Exhibit 99.2, Management’s Discussion and Analysis, is incorporated by reference herein. Additional information from note 3 on pages 149 to 165, note 7 on pages 169 to 175, note 10 on pages 178 to 185, note 14 on pages 197 to 198, note 15 on pages 198 to 200, note 23 on page 205, note 24 on pages 205 to 209, note 36 on pages 226 to 227 and note 37 on pages 228 to 235 of Exhibit 99.3, 2018 Consolidated Financial Statements, is incorporated by reference into “Off-balance Sheet Arrangements” in Management’s Discussion and Analysis.

CONTRACTUAL OBLIGATIONS

The disclosure provided under “Contractual maturities and obligations” on pages 103 to 105 of Exhibit 99.2, Management’s Discussion and Analysis, is incorporated by reference herein. Additional information from note 7 on pages 169 to 175, note 20 on page 204, note 28 on pages 214 to 218, note 36 on pages 226 to 227 and note 37 on pages 228 to 235 of Exhibit 99.3, 2018 Consolidated Financial Statements, is incorporated by reference into “Contractual Obligations” in Management’s Discussion and Analysis.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Bank’s audit committee is composed of the following directors: Una M. Power (Chair and financial expert), Scott B. Bonham, Charles H. Dallara, Tiff Macklem, Thomas C. O’Neill (financial expert), Michael D. Penner, L. Scott Thomson (financial expert) and Benita Warmbold (financial expert).

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

DISCLOSURE PURSUANT TO SECTION 13(r) OF THE EXCHANGE ACT

Pursuant to section 13(r) of the Exchange Act, the Bank is required to disclose whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings related to both the Islamic Republic of Iran (“Iran”) and certain persons listed on the Specially Designated National and Blocked Persons list maintained by the United States Department of Treasury Office of Foreign Assets Control, during the year ended October 31, 2018. Disclosure of these certain activities, transactions or dealings is generally required even if conducted in compliance with applicable law and regulations. The Bank is not aware that it or any of its affiliates have knowingly engaged in any transaction or dealing reportable under section 13(r) of the Exchange Act during the year ended October 31, 2018.

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

Registrant:	THE BANK OF NOVA SCOTIA

	By:	/s/ Rajagopal Viswanathan
Name: Rajagopal Viswanathan
Title: Executive Vice-President and Chief Financial Officer

Date: November 27, 2018

EXHIBIT INDEX

Exhibit No.	Description

99.1	Annual Information Form dated November 27, 2018

99.2	Management’s Discussion and Analysis (pages 16 through 137 of the 2018 Annual Report)

99.3	2018 Consolidated Financial Statements (pages 139 through 236 of the 2018 Annual Report)

99.4	Management’s Report on Internal Control over Financial Reporting and Report of Independent Registered Public Accounting Firm (page 138 of the 2018 Annual Report)

99.5	Corporate Governance

99.6	Consent of Independent Registered Public Accounting Firm

99.7	Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

99.8	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

101	Interactive Data File