Form 40-F
period 2019-10-31
BANK OF NOVA SCOTIA
filed 2019-11-26
CIK 9631

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2019

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

New York, N.Y., U.S.A. 10281

Attention: Hector Becil

(212) 225-5000

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common	BNS	New York Stock Exchange Toronto Stock Exchange

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

Common Shares	1,216,132,250
Preferred Shares, Series 30	6,142,738
Preferred Shares, Series 31	4,457,262
Preferred Shares, Series 32	11,161,422
Preferred Shares, Series 33	5,184,345
Preferred Shares, Series 34 (Non-Viability Contingent Capital)	14,000,000
Preferred Shares, Series 36 (Non-Viability Contingent Capital)	20,000,000
Preferred Shares, Series 38 (Non-Viability Contingent Capital)	20,000,000
Preferred Shares, Series 40 (Non-Viability Contingent Capital)	12,000,000

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

DISCLOSURE CONTROLS AND PROCEDURES

Management’s responsibility for financial information contained in the Annual Report is described on page 136 of Exhibit 99.3, 2019 Consolidated Financial Statements. In addition, the Bank’s Audit and Conduct Review Committee of the Board of Directors has reviewed, and the Board of Directors has reviewed and approved, the 2019 Consolidated Financial Statements and Management’s Discussion and Analysis prior to release. Scotiabank is committed to providing timely, accurate and balanced disclosure of all material information and to providing fair and equal access to such information. The Bank’s disclosure policies and practices are published on its website.

Disclosure Controls and Procedures

The Bank’s disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to the Bank’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to allow timely decisions regarding required disclosure.

As of October 31, 2019, the Bank’s management, with the participation of the CEO and CFO, evaluated the effectiveness of its disclosure controls and procedures, as defined under the rules adopted by the United States Securities and Exchange Commission (“SEC”) and the Canadian securities regulatory authorities, and have concluded that the Bank’s disclosure controls and procedures are effective.

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

Management assessed the effectiveness of internal control over financial reporting, using the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework, and based on that assessment concluded that internal control over financial reporting was effective as of October 31, 2019.

Changes in internal control over financial reporting

There have been no changes in the Bank’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting during the year ended October 31, 2019.

MANAGEMENT’S INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm are provided in Exhibit 99.4.

AUDIT COMMITTEE FINANCIAL EXPERTS

All of the members of the Bank’s Audit and Conduct Review Committee of the Board of Directors (“audit committee”) are financially literate and independent, and one or more members of the audit committee meets the definition of a financial expert. The Bank’s Board of Directors has determined that Una M. Power, Aaron W. Regent and Benita M. Warmbold are audit committee financial experts and are independent, as that term is defined by the New York Stock Exchange’s corporate governance standards applicable to the Bank.

The SEC has indicated that the designation of a person as an audit committee financial expert does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the audit committee and board of directors in the absence of such designation.

CODE OF ETHICS

The Bank has adopted a code of ethics, entitled “Scotiabank Code of Conduct” (the “Code ”). The Code has been in place for many years and applies to all directors, officers, employees and contingent workers of the Bank. A copy of the Code was most recently filed as an exhibit to Form 6-K filed with the SEC (EDGAR Company Filings) on November 26, 2019. The Code is also available on the Bank’s website at www.scotiabank.com, in the Corporate Governance section, and is available in print to any person, without charge, upon written request to the Corporate Secretary of the Bank at the Toronto executive office address shown above. A supplement to the Code, the Whistleblower Policy and Procedures, is also posted on the Bank’s website. Amendments to the Code and waivers, if any, for directors and executive officers will be disclosed on the Bank’s website. There were no such waivers under the Code granted in fiscal 2019.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosure provided in Table 75 “Fees paid to the shareholders’ auditors” on page 124 of Exhibit 99.2, Management’s Discussion and Analysis, is incorporated by reference herein. The nature of these services is as follows:

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

None of the above services were approved pursuant to an exemption under paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X from the requirement that the audit committee pre-approve the services. The majority of the hours expended on the audits of the 2019 and 2018 consolidated financial statements were attributable to work performed by the full-time permanent employees of the Bank’s independent auditors, KPMG LLP or its affiliates. The audit committee’s pre-approval policies and procedures, as revised effective March 5, 2007, were attached as Exhibit 7 to the Form 40-F filed on December 19, 2007 for the fiscal year ended October 31, 2007. The pre-approval policies and procedures have been subsequently approved without any major changes at each annual review.

OFF-BALANCE SHEET ARRANGEMENTS

The disclosure provided under “Off-balance Sheet Arrangements” on pages 64 to 66 and “Structured entities” on pages 65 to 66 of Exhibit 99.2, Management’s Discussion and Analysis, is incorporated by reference herein. Additional information from note 3 on pages 149 to 166, note 7 on pages 168 to 173, note 10 on pages 176 to 184, note 14 on page 197 , note 15 on pages 197 to 200, note 23 on pages 204 to 205, note 24 on pages 205 to 208, note 35 on pages 225 to 227 and note 36 on pages 227 to 234 of Exhibit 99.3, 2019 Consolidated Financial Statements, is incorporated by reference into “Off-balance Sheet Arrangements” in Management’s Discussion and Analysis.

CONTRACTUAL OBLIGATIONS

The disclosure provided under “Contractual maturities and obligations” on pages 99 to 101 of Exhibit 99.2, Management’s Discussion and Analysis, is incorporated by reference herein. Additional information from note 7 on pages 168 to 173, note 20 on page 203, note 28 on pages 213 to 217, note 35 on pages 225 to 227 and note 36 on pages 227 to 234 of Exhibit 99.3, 2019 Consolidated Financial Statements, is incorporated by reference into “Contractual Obligations” in Management’s Discussion and Analysis.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Bank’s audit committee is composed of the following directors: Una M. Power (Chair and financial expert), Scott B. Bonham, Charles H. Dallara, Tiff Macklem, Michael D. Penner, Aaron W. Regent (financial expert), Susan L. Segal and Benita M. Warmbold (financial expert).

SUMMARY OF SIGNIFICANT CORPORATE GOVERNANCE DIFFERENCES

A summary of significant ways corporate governance practices followed by the Bank differ from corporate governance practices required to be followed by U.S. domestic companies under the New York Stock Exchange’s listing standards (disclosure required by Section 303A.11 of the NYSE Listed Company Manual) is available on the Bank’s website at https://www.scotiabank.com/ca/en/about/inside-scotiabank/corporate-governance/differences.html.

DISCLOSURE PURSUANT TO SECTION 13(r) OF THE EXCHANGE ACT

Pursuant to section 13(r) of the Exchange Act, the Bank is required to disclose whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings related to both the Islamic Republic of Iran (“Iran”) and certain persons listed on the Specially Designated National and Blocked Persons list maintained by the United States Department of Treasury Office of Foreign Assets Control, during the year ended October 31, 2019. Disclosure of these certain activities, transactions or dealings is generally required even if conducted in compliance with applicable law and regulations. The Bank is not aware that it or any of its affiliates have knowingly engaged in any transaction or dealing reportable under section 13(r) of the Exchange Act during the year ended October 31, 2019.

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
Name: Rajagopal Viswanathan
Title: Executive Vice-President and Chief Financial Officer

Date: November 26, 2019

EXHIBIT INDEX

Exhibit No.	Description

99.1	Annual Information Form dated November 26, 2019

99.2	Management’s Discussion and Analysis (pages 12 through 133 of the 2019 Annual Report)

99.3	2019 Consolidated Financial Statements (pages 135 through 237 of the 2019 Annual Report)

99.4	Management’s Report on Internal Control over Financial Reporting and Report of Independent Registered Public Accounting Firm (page 134 of the 2019 Annual Report)

99.5	Corporate Governance

99.6	Consent of Independent Registered Public Accounting Firm

99.7	Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

99.8	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

101	Interactive Data File