Form 40-F
period 2020-10-31
BANK OF NOVA SCOTIA
filed 2020-12-01
CIK 9631

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2020

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

Common Shares	1,211,479,297
Preferred Shares, Series 32	11,161,422
Preferred Shares, Series 33	5,184,345
Preferred Shares, Series 34 (Non-Viability Contingent Capital)	14,000,000
Preferred Shares, Series 36 (Non-Viability Contingent Capital)	20,000,000
Preferred Shares, Series 38 (Non-Viability Contingent Capital)	20,000,000
Preferred Shares, Series 40 (Non-Viability Contingent Capital)	12,000,000

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

Yes  ☒            No  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

DISCLOSURE CONTROLS AND PROCEDURES

Management’s responsibility for financial information contained in the Annual Report is described on page 148 of Exhibit 99.3, 2020 Consolidated Financial Statements. In addition, the Bank’s Audit and Conduct Review Committee of the Board of Directors has reviewed, and the Board of Directors has reviewed and approved, the 2020 Consolidated Financial Statements and Management’s Discussion and Analysis prior to release. Scotiabank is committed to providing timely, accurate and balanced disclosure of all material information and to providing fair and equal access to such information. The Bank’s disclosure policies and practices are published on its website.

Disclosure Controls and Procedures

The Bank’s disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to the Bank’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to allow timely decisions regarding required disclosure.

As of October 31, 2020, the Bank’s management, with the participation of the CEO and CFO, evaluated the effectiveness of its disclosure controls and procedures, as defined under the rules adopted by the United States Securities and Exchange Commission (“SEC”) and the Canadian securities regulatory authorities, and have concluded that the Bank’s disclosure controls and procedures are effective.

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

Management assessed the effectiveness of internal control over financial reporting, using the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework, and based on that assessment concluded that internal control over financial reporting was effective as of October 31, 2020.

Changes in internal control over financial reporting

There have been no changes in the Bank’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting during the year ended October 31, 2020.

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

CODE OF ETHICS

The Bank has adopted a code of ethics, entitled “Scotiabank Code of Conduct” (the “Code ”). The Code has been in place for many years and applies to all directors, officers, employees and contingent workers of the Bank. A copy of the Code was most recently filed as an exhibit to Form 6-K filed with the SEC (EDGAR Company Filings) on December 1, 2020. The Code is also available on the Bank’s website at www.scotiabank.com, in the Governance section, and is available in print to any person, without charge, upon written request to the Corporate Secretary of the Bank at the Toronto executive office address shown above. A supplement to the Code, the Whistleblower Policy and Procedures, is also posted on the Bank’s website. Amendments to the Code and waivers, if any, for directors and executive officers will be disclosed on the Bank’s website. There were no such waivers under the Code granted in fiscal 2020.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosure provided in Table 81 “Fees paid to the shareholders’ auditors” on page 138 of Exhibit 99.2, Management’s Discussion and Analysis, is incorporated by reference herein. The nature of these services is as follows:

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

None of the above services were approved pursuant to an exemption under paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X from the requirement that the audit committee pre-approve the services. The majority of the hours expended on the audits of the 2020 and 2019 consolidated financial statements were attributable to work performed by the full-time permanent employees of the Bank’s independent auditors, KPMG LLP or its affiliates. The audit committee’s pre-approval policies and procedures, as revised effective March 5, 2007, were attached as Exhibit 7 to the Form 40-F filed on December 19, 2007 for the fiscal year ended October 31, 2007. The pre-approval policies and procedures have been subsequently approved without any major changes at each annual review.

OFF-BALANCE SHEET ARRANGEMENTS

The disclosure provided under “Off-balance Sheet Arrangements” on pages 72 to 75 and “Structured entities” on pages 73 to 74 of Exhibit 99.2, Management’s Discussion and Analysis, is incorporated by reference herein. Additional information from note 3 on pages 161 to 176, note 7 on pages 177 to 182, note 10 on pages 185 to 193, note 14 on page 206, note 15 on pages 206 to 209, note 23 on page 214, note 24 on pages 214 to 217, note 35 on pages 233 to 235 and note 36 on pages 235 to 242 of Exhibit 99.3, 2020 Consolidated Financial Statements, is incorporated by reference into “Off-balance Sheet Arrangements” in Management’s Discussion and Analysis.

CONTRACTUAL OBLIGATIONS

The disclosure provided under “Contractual maturities and obligations” on pages 112 to 114 of Exhibit 99.2, Management’s Discussion and Analysis, is incorporated by reference herein. Additional information from note 7 on pages 177 to 182, note 20 on page 212, note 28 on pages 222 to 227, note 35 on pages 233 to 235 and note 36 on pages 235 to 242 of Exhibit 99.3, 2020 Consolidated Financial Statements, is incorporated by reference into “Contractual Obligations” in Management’s Discussion and Analysis.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Bank’s audit committee is composed of the following directors: Una M. Power (Chair and financial expert), Scott B. Bonham, Charles H. Dallara, Lynn K. Patterson, Michael D. Penner, Aaron W. Regent (financial expert), Calin Rovinescu, Susan L. Segal and Benita M. Warmbold (financial expert).

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

NOTE ON CERTAIN ACTIVITES

During the fiscal year ending October 31, 2020, the Bank identified that in 2013 one of its Canadian subsidiaries made two separate loans to two individuals, each of whose names were subsequently published on the Specially Designated Nationals list of the U.S. Treasury Department’s Office of Foreign Assets Control (OFAC’s SDN List). The loans were made in connection with the Province of Quebec’s Immigrant Investor Program, and the individuals were referred to the Canadian subsidiary through that program. Each individual loan was for CAD 400,000, and, consistent with the terms of the Immigrant Investor Program, the entire proceeds of the loan were invested in bonds issued by the Province of Quebec. Upon maturity of each of the bonds in 2018, the corresponding loans were repaid. The respective associated client accounts remained dormant until closed in May 2020. Neither the Bank nor its affiliates have engaged in any further activities or dealings with either individual.

Pursuant to Section 13(r) of the Exchange Act, the Bank is required to disclose whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings with certain individuals or entities, including those listed on OFAC’s SDN List. Disclosure is generally required even where the activities, transactions or dealings were conducted outside the U.S. in compliance with applicable law. The Bank estimates that its gross revenue and net profit associated with each loan was less than CAD 100,000 over the life of each loan.

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

Registrant:	THE BANK OF NOVA SCOTIA

	By:	/s/ Rajagopal Viswanathan
		Name:	Rajagopal Viswanathan
		Title:	Group Head and Chief Financial Officer

Date: December 1, 2020

EXHIBIT INDEX

Exhibit No.	Description

99.1	Annual Information Form dated December 1, 2020

99.2	Management’s Discussion and Analysis (pages 14 through 145 of the 2020 Annual Report)

99.3	2020 Consolidated Financial Statements (pages 147 through 243 of the 2020 Annual Report)

99.4	Management’s Report on Internal Control over Financial Reporting and Report of Independent Registered Public Accounting Firm (page 146 of the 2020 Annual Report)

99.5	Corporate Governance

99.6	Consent of Independent Registered Public Accounting Firm

99.7	Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

99.8	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

101	Interactive Data File