Form 40-F
period 2021-10-31
BANK OF NOVA SCOTIA
filed 2021-11-30
CIK 9631

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended October 31, 2021
Commission File Number
002-09048

THE BANK OF NOVA SCOTIA
(Exact name of Registrant as specified in its charter)

CANADA
(Province or other jurisdiction of incorporation or organization)
6029
(Primary Standard Industrial Classification Code Number (if applicable))
Not Applicable
(I.R.S. Employer Identification Number (if applicable))
44 King St. West, Scotia Plaza, 8
th
floor,
Toronto, Ontario, Canada M5H 1H1
(416) 866-3672
(Address and telephone number of Registrant’s principal executive offices)
The Bank of Nova Scotia, 250 Vesey Street,
New York,
N.Y
.,
U.S.A
. 10281
Attention: Hector Becil
(212) 225-5000
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Common Shares	BNS	New York Stock Exchange Toronto Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act.
Not applicable
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Not applicable
(Title of Class)
For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report
.

Common Shares	1,215,337,523
Preferred Shares, Series 38 (Non-Viability Contingent Capital)	20,000,000
Preferred Shares, Series 40 (Non-Viability Contingent Capital)	12,000,000
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

DISCLOSURE CONTROLS AND PROCEDURES
Management’s responsibility for financial information contained in the Annual Report is described on page 146 of Exhibit 99.3, 2021 Consolidated Financial Statements. In addition, the Bank’s Audit and Conduct Review Committee of the Board of Directors has reviewed, and the Board of Directors has reviewed and approved, the 2021 Consolidated Financial Statements and Management’s Discussion and Analysis prior to release. Scotiabank is committed to providing timely, accurate and balanced disclosure of all material information and to providing fair and equal access to such information. The Bank’s disclosure policies and practices are published on its website.
Disclosure Controls and Procedures
The Bank’s disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to the Bank’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to allow timely decisions regarding required disclosure.
As of October 31, 2021, the Bank’s management, with the participation of the CEO and CFO, evaluated the effectiveness of its disclosure controls and procedures, as defined under the rules adopted by the United States Securities and Exchange Commission (“SEC”) and the Canadian securities regulatory authorities, and have concluded that the Bank’s disclosure controls and procedures are effective.
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
Management assessed the effectiveness of internal control over financial reporting, using the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework, and based on that assessment concluded that internal control over financial reporting was effective as of October 31, 2021.
Changes in internal control over financial reporting
There have been no changes in the Bank’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting during the year ended October 31, 2021.

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
filed with the SEC (EDGAR Company Filings) on November 30, 2021. The Code is also available on the Bank’s website at www.scotiabank.com, in the Governance section, and is available in print to any person, without charge, upon written request to the Corporate Secretary of the Bank at the Toronto executive office address shown above. A supplement to the Code, the Whistleblower Policy and Procedures, is also posted on the Bank’s website. Amendments to the Code and waivers, if any, for directors and executive officers will be disclosed on the Bank’s website. There were no such waivers under the Code granted in fiscal 2021.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The disclosure provided in Table 81 “Fees paid to the shareholders’ auditors” on page 133 of Exhibit 99.2, Management’s Discussion and Analysis, is incorporated by reference herein. The nature of these services is as follows:

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
of Regulation S-X from
the requirement that the audit committee
pre-approve
the services. The majority of the hours expended on the audits of the 2021 and 2020 consolidated financial statements were attributable to work performed by the full-time permanent employees of the Bank’s independent auditors, KPMG LLP or its affiliates. The audit committee’s pre-approval
policies and procedures, as revised effective March 5, 2007, were attached as Exhibit 7 to the Form
40-F
filed on December 19, 2007 for the fiscal year ended October 31, 2007. The pre-approval
policies and procedures have been subsequently approved without any major changes at each annual review.
OFF-BALANCE
SHEET ARRANGEMENTS
The disclosure provided under
“Off-balance
Sheet Arrangements” on pages 74 to 76 and “Structured entities” on pages 74 to 75 of Exhibit 99.2, Management’s Discussion and Analysis, is incorporated by reference herein. Additional information from note 3 on pages 159 to 173, note 7 on pages 175 to 180, note 10 on pages 183 to 191, note 14 on pages 204 to 205, note 15 on pages 205 to 207, note 23 on page 213, note 24 on pages 213 to 216, note 35 on pages 232 to 233 and note 36 on pages 233 to 241 of Exhibit 99.3, 2021 Consolidated Financial Statements, is incorporated by reference into
“Off-balance
Sheet Arrangements” in Management’s Discussion and Analysis.
CONTRACTUAL OBLIGATIONS
The disclosure provided under “Contractual maturities and obligations” on pages 110 to 112 of Exhibit 99.2, Management’s Discussion and Analysis, is incorporated by reference herein. Additional information from note 7 on pages 175 to 180, note 20 on page 211, note 28 on pages 221 to 225, note 35 on pages 232 to 233 and note 36 on pages 233 to 241 of Exhibit 99.3, 2021 Consolidated Financial Statements, is incorporated by reference into “Contractual Obligations” in Management’s Discussion and Analysis.
IDENTIFICATION OF THE AUDIT COMMITTEE
The Bank’s audit committee is composed of the following directors: Una M. Power (Chair and financial expert), Scott B. Bonham, Lynn K. Patterson, Michael D. Penner, Aaron W. Regent (financial expert), Calin Rovinescu, Susan L. Segal and Benita M. Warmbold (financial expert).
SUMMARY OF SIGNIFICANT CORPORATE GOVERNANCE DIFFERENCES
A summary of significant ways corporate governance practices followed by the Bank differ from corporate governance practices required to be followed by U.S. domestic companies under the New York Stock Exchange’s listing standards (disclosure required by Section 303A.11 of the NYSE Listed Company Manual) is available on the Bank’s website at
https://www.scotiabank.com/ca/en/about/our-company/governance.html.
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
Name: Rajagopal Viswanathan
Title: Group Head and Chief Financial Officer
Date: November 30, 2021

EXHIBIT INDEX

Exhibit No.	Description

99.1	Annual Information Form dated November 30, 2021

99.2	Management’s Discussion and Analysis (pages 14 through 139 of the 2021 Annual Report)

99.3	2021 Consolidated Financial Statements (pages 145 through 242 of the 2021 Annual Report)

99.4	Management’s Report on Internal Control over Financial Reporting and Report of Independent Registered Public Accounting Firm (page 140 of the 2021 Annual Report)

99.5	Corporate Governance

99.6	Consent of Independent Registered Public Accounting Firm

99.7	Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

99.8	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

101	Interactive Data File

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)