Form 40-F
period 2022-10-31
BANK OF NOVA SCOTIA
filed 2022-11-29
CIK 9631

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended October 31, 2022
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
.

Common Shares	1,191,375,095
Preferred Shares, Series 40 (Non-Viability Contingent Capital)	12,000,000
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

Auditor name: KPMG LLP	Auditor location: Toronto, ON, Canada	Auditor Firm ID: 85
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

DISCLOSURE CONTROLS AND PROCEDURES
Management’s responsibility for financial information contained in the Annual Report is described on page 138 of Exhibit 99.3, 2022 Consolidated Financial Statements. In addition, The Bank of Nova Scotia’s (the “Bank”) Audit and Conduct Review Committee of the Board of Directors has reviewed, and the Board of Directors has reviewed and approved, the 2022 Consolidated Financial Statements and Management’s Discussion and Analysis prior to release. The Bank is committed to providing timely, accurate and balanced disclosure of all material information and to providing fair and equal access to such information. The Bank’s disclosure policies and practices are published on its website.
Disclosure Controls and Procedures
The Bank’s disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to the Bank’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to allow timely decisions regarding required disclosure.
As of October 31, 2022, the Bank’s management, with the participation of the CEO and CFO, evaluated the effectiveness of its disclosure controls and procedures, as defined under the rules adopted by the United States Securities and Exchange Commission (“SEC”) and the Canadian securities regulatory authorities, and have concluded that the Bank’s disclosure controls and procedures are effective.
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
Management assessed the effectiveness of internal control over financial reporting, using the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework, and based on that assessment concluded that internal control over financial reporting was effective as of October 31, 2022.

Changes in internal control over financial reporting
There have been no changes in the Bank’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting during the year ended October 31, 2022.
MANAGEMENT’S INTERNAL CONTROL OVER FINANCIAL REPORTING
Management’s Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm are provided in Exhibit 99.4.
AUDIT COMMITTEE FINANCIAL EXPERTS
All of the members of the Bank’s Audit and Conduct Review Committee of the Board of Directors (“audit committee”) are financially literate and independent, and one or more members of the audit committee meets the definition of a financial expert. The Bank’s Board of Directors has determined that Una M. Power, W. Dave Dowrich, Aaron W. Regent and Benita M. Warmbold are audit committee financial experts and are independent, as that term is defined by the New York Stock Exchange’s corporate governance standards applicable to the Bank.
The SEC has indicated that the designation of a person as an audit committee financial expert does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the audit committee and board of directors in the absence of such designation.
CODE OF ETHICS
The Bank has adopted a code of ethics, entitled “Scotiabank Code of Conduct” (the “Code”). The Code has been in place for many years and applies to all directors, officers, employees and contingent workers of the Bank. A copy of the Code was most recently filed as an exhibit to Form
6-K
filed with the SEC (EDGAR Company Filings) on November 29, 2022. The Code is also available on the Bank’s website at www.scotiabank.com, in the Governance section, and is available in print to any person, without charge, upon written request to the Corporate Secretary of the Bank at the Toronto executive office address shown above., The Whistleblower Policy (Enterprise-wide), is also posted on the Bank’s website. The Whistleblower Policy supports adherence to the Code. Amendments to the Code and waivers, if any, for directors and executive officers will be disclosed on the Bank’s website. There were no such waivers under the Code granted in fiscal 2022.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The disclosure provided in Table 80 “Fees paid to the shareholders’ auditors” on page 125 of Exhibit 99.2, Management’s Discussion and Analysis, is incorporated by reference herein. The nature of these services is as follows:

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
of Regulation S-X from
the requirement that the audit committee
pre-approve
the services. The majority of the hours expended on the audits of the 2022 and 2021 consolidated financial statements were attributable to work performed by the full-time permanent employees of the Bank’s independent auditors, KPMG LLP or its affiliates. The audit committee’s pre-approval
policies and procedures, as revised effective March 5, 2007, were attached as Exhibit 7 to the Form
40-F
filed on December 19, 2007 for the fiscal year ended October 31, 2007. The pre-approval
policies and procedures have been subsequently approved without any major changes at each annual review.
OFF-BALANCE
SHEET ARRANGEMENTS
The disclosure provided under
“Off-balance
Sheet Arrangements” on pages 67 to 70 and “Structured entities” on pages 68 to 69 of Exhibit 99.2, Management’s Discussion and Analysis, is incorporated by reference herein. Additional information from note 3 on pages 151 to 164, note 7 on pages 166 to 171, note 10 on pages 174 to 181, note 14 on pages 195 to 196, note 15 on pages 196 to 198, note 23 on pages 202 to 203, note 24 on pages 203 to 206, note 34 on pages 222 to 223 and note 35 on pages 223 to 230 of Exhibit 99.3, 2022 Consolidated Financial Statements, is incorporated by reference into
“Off-balance
Sheet Arrangements” in Management’s Discussion and Analysis.
CONTRACTUAL OBLIGATIONS
The disclosure provided under “Contractual maturities and obligations” on pages 103 to 105 of Exhibit 99.2, Management’s Discussion and Analysis, is incorporated by reference herein. Additional information from note 7 on pages 166 to 171, note 20 on page 201, note 28 on pages 211 to 216, note 34 on pages 222 to 223 and note 35 on pages 223 to 230 of Exhibit 99.3, 2022 Consolidated Financial Statements, is incorporated by reference into “Contractual maturities and obligations” in Management’s Discussion and Analysis.
IDENTIFICATION OF THE AUDIT COMMITTEE
The Bank’s audit committee is composed of the following directors: Una M. Power (Chair and financial expert), Scott B. Bonham, W. Dave Dowrich (financial expert), Lynn K. Patterson, Michael D. Penner, Aaron W. Regent (financial expert), Susan L. Segal and Benita M. Warmbold (financial expert).
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
Name: Rajagopal Viswanathan
Title: Group Head and Chief Financial Officer
Date: November 29, 2022

EXHIBIT INDEX

Exhibit No.	Description

99.1	Annual Information Form dated November 29, 2022

99.2	Management’s Discussion and Analysis (pages 14 through 131 of the 2022 Annual Report)

99.3	2022 Consolidated Financial Statements (pages 137 through 230 of the 2022 Annual Report)

99.4	Management’s Report on Internal Control over Financial Reporting and Report of Independent Registered Public Accounting Firm (page 132 of the 2022 Annual Report)

99.5	Corporate Governance

99.6	Consent of Independent Registered Public Accounting Firm

99.7	Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

99.8	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

101	Interactive Data File

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)