Form 40-F
period 2023-10-31
BANK OF NOVA SCOTIA
filed 2023-11-28
CIK 9631

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended October 31, 2023
Commission File Number
002-09048

THE BANK OF NOVA SCOTIA
(Exact name of Registrant as specified in its charter)

CANADA
(Province or other jurisdiction of incorporation or organization)
6029
(Primary Standard Industrial Classification Code Number (if applicable))
Not Applicable
(I.R.S. Employer Identification Number (if applicable))
40 Temperance Street, Toronto, Ontario,

Canada M5H 0B4
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
.

Common Shares	1,214,044,420
Preferred Shares, Series 40 (Non-Viability Contingent Capital)	12,000,000
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

☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).  ☐

Auditor name: KPMG LLP	Auditor location: Toronto, ON, Canada	Auditor Firm ID: 85

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

DISCLOSURE CONTROLS AND PROCEDURES
Management’s Responsibility for Financial Information is described on page 140 of the Bank’s Annual Report (“Annual Report”) set forth in Exhibit 99.3, 2023 Consolidated Financial Statements. In addition, The Bank of Nova Scotia’s (the “Bank”) Audit and Conduct Review Committee of the Board of Directors has reviewed, and the Board of Directors has reviewed and approved, the 2023 Consolidated Financial Statements and Management’s Discussion and Analysis prior to release. The Bank is committed to providing timely, accurate and balanced disclosure of all material information and to providing fair and equal access to such information. The Bank’s disclosure policies and practices are published on its website.
Disclosure Controls and Procedures
The Bank’s disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to the Bank’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to allow timely decisions regarding required disclosure.
As of October 31, 2023, the Bank’s management, with the participation of the CEO and CFO, evaluated the effectiveness of its disclosure controls and procedures, as defined under the rules adopted by the United States Securities and Exchange Commission (“SEC”) and the Canadian securities regulatory authorities, and have concluded that the Bank’s disclosure controls and procedures are effective.
Internal control over financial reporting
Management of the Bank is responsible for establishing and maintaining adequate internal control over financial reporting. These controls include policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Bank; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Bank’s assets that could have a material effect on the financial statements.
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
Management assessed the effectiveness of internal control over financial reporting, using the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework, and based on that assessment concluded that internal control over financial reporting was effective as of October 31, 2023.

Changes in internal control over financial reporting
There have been no changes in the Bank’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting during the year ended October 31, 2023.
MANAGEMENT’S INTERNAL CONTROL OVER FINANCIAL REPORTING
Management’s assessment of the effectiveness of internal control over financial reporting and the Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting are provided on pages 113 and 146 of the Annual Report set forth as Exhibit 99.2 and Exhibit 99.3, respectively.
AUDIT COMMITTEE FINANCIAL EXPERTS
All of the members of the Bank’s Audit and Conduct Review Committee of the Board of Directors (“audit committee”) are financially literate and independent, and one or more members of the audit committee meets the definition of a financial expert. The Bank’s Board of Directors has determined that Benita M. Warmbold, W. Dave Dowrich, and Aaron W. Regent are audit committee financial experts and are independent, as that term is defined by the New York Stock Exchange’s corporate governance standards applicable to the Bank.
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
filed with the SEC (EDGAR Company Filings) on August 29, 2023. The Code is also available on the Bank’s website at www.scotiabank.com, in the Governance section, and is available in print to any person, without charge, upon written request to the Corporate Secretary of the Bank at the Toronto executive office address shown above. The Whistleblower Policy is also posted on the Bank’s website. The Whistleblower Policy supports adherence to the Code. Amendments to the Code and waivers, if any, for directors and executive officers will be disclosed on the Bank’s website. There were no such waivers under the Code granted in fiscal 2023.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The disclosure about principal accountant fees and services, found under “Fees paid to the shareholders’ auditors” in Table 80 on page 129 of the Annual Report set forth as Exhibit 99.2, Management’s Discussion and Analysis, is incorporated by reference herein. The nature of these services is as follows:

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
Less than 1% of the above services, related to translation and preparation of statutory financial statements of certain subsidiary companies, were approved pursuant to an exemption under paragraph (c)(7)(i)(C) of Rule
2-01
of Regulation
S-X
from the requirement that the audit committee
pre-approve
the services. The majority of the hours expended on the audits of the 2023 and 2022 consolidated financial statements were attributable to work performed by the full-time permanent employees of the Bank’s independent auditors, KPMG LLP or its affiliates. The audit committee’s pre-approval
policies and procedures, as revised effective March 5, 2007, were attached as Exhibit 7 to the Form
40-F
filed on December 19, 2007 for the fiscal year ended October 31, 2007. The pre-approval
policies and procedures have been subsequently approved without any major changes at each review.
OFF-BALANCE
SHEET ARRANGEMENTS
The disclosure provided under
“Off-balance
Sheet Arrangements” on pages 69 to 71 of the Annual Report set forth as Exhibit 99.2, Management’s Discussion and Analysis, is incorporated by reference herein. Additional information from note 3 on pages 154 to 167, note 7 on pages 169 to 174, note 10 on pages 177 to 184, note 14 on pages 198 to 199, note 15 on pages 199 to 201, note 23 on page 207, note 24 on pages 207 to 210, note 34 on pages 226 to 227 and note 35 on pages 227 to 234 of the Annual Report set forth as Exhibit 99.3, 2023 Consolidated Financial Statements, is incorporated by reference into
“Off-balance
Sheet Arrangements” in Management’s Discussion and Analysis.
CONTRACTUAL OBLIGATIONS
The disclosure provided under “Contractual maturities and obligations” on pages 105 to 107 of the Annual Report set forth as Exhibit 99.2, Management’s Discussion and Analysis, is incorporated by reference herein. Additional information from note 7 on pages 169 to 174, note 20 on page 205, note 28 on pages 215 to 220, note 34 on pages 226 to 227 and note 35 on pages 227 to 234 of the Annual Report set forth as Exhibit 99.3, 2023 Consolidated Financial Statements, is incorporated by reference into “Contractual maturities and obligations” in Management’s Discussion and Analysis.
IDENTIFICATION OF THE AUDIT COMMITTEE
The Bank’s audit committee is composed of the following directors: Benita M. Warmbold (Chair and financial expert), Scott B. Bonham, W. Dave Dowrich (financial expert), Michael Medline, Lynn K. Patterson, Michael D. Penner, Aaron W. Regent (financial expert) and Sandra J. Stuart.
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
Name: Rajagopal Viswanathan
Title: Group Head and Chief Financial Officer
Date: November 28, 2023

EXHIBIT INDEX

Exhibit No.	Description

99.1	Annual Information Form dated November 28, 2023

99.2	Management’s Discussion and Analysis (pages 17 through 135 of the 2023 Annual Report)

99.3	2023 Consolidated Financial Statements (pages 139 through 234 of the 2023 Annual Report)

99.4	Corporate Governance

99.5	Consent of Independent Registered Public Accounting Firm

99.6	Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

99.7	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

101	Interactive Data File

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)