Form 40-F
period 2024-10-31
BANK OF NOVA SCOTIA
filed 2024-12-03
CIK 9631

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 40-F

[Check one]
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURI T IES EXCHANGE ACT OF 1934
For the fiscal year ended October 31, 2024
Commission File Number
002-09048

THE BANK OF NOVA SCOTIA
(Exact name of Registrant as specified in its charter)

CANADA
(Province or other jurisdiction of incorporation or organization)
6029
(Primary Standard Industrial Classification Code Number (if applicable))
Not Applicable
(I.R.S. Employer Identification Number (if applicable))
40 Temperance Street,
Toront
o, Ontario,
Canada M5H 0B4
(416)
866-3672
(Address and telephone number of Registrant’s principal executive offices)
The Bank of Nova Scotia, 250 Vesey Street,
New York,
N.Y
., U.S.A. 10281
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
.

Common Shares	1,244,435,686
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
§240.10D-1(b). ☐

Auditor name: KPMG LLP	Auditor location: T oronto, ON, Canada	Auditor Firm ID: 85

†	The term “new or revised financial accounting standard” refers to any up date issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

DISCLOSURE CONTROLS AND PROCEDURES
Management’s Responsibility for Financi
al I
nformation is described on page 136 of the Bank’s Annual Report (“Annual Report”) set forth in Exhibit 99.3, 2024 Consolidated Financial Statements. In addition, The Bank of Nova Scotia’s (the “Bank”) Audit and Conduct Review Committee of the Board of Directors has reviewed, and the Board of Directors has reviewed and approved, the 2024 Consolidated Financial Statements and Management’s Discussion and Analysis prior to release. The Bank is committed to providing timely, accurate and balanced disclosure of all material information and to providing fair and equal access to such information. The Bank’s disclosure policies and practices are published on its website.
Disclosure Controls and Procedures
The Bank’s disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to the Bank’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to allow timely decisions regarding required disclosure.
As of October 31, 2024, the Bank’s management, with the participation of the CEO and CFO, evaluated the effectiveness of its disclosure controls and procedures, as defined under the rules adopted by the United States Securities and Exchange Commission (“SEC”) and the Canadian securities regulatory authorities, and have concluded that the Bank’s disclosure controls and procedures are effective.
Internal control over financial reporting
Management of the Bank is responsible for establishing and maintaining adequate internal control over financial reporting. These controls include policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the Bank are being made only in accordance with authorizations of management and directors of the Bank; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Bank’s assets that could have a material effect on the financial statements.
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
Management assessed the effectiveness of internal control over financial reporting, using the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework, and based on that assessment concluded that internal control over financial reporting was effective as of October 31, 2024.

Changes in internal control over financial reporting
There have been no changes in the Bank’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting during the year ended October 31, 2024.
MANAGEMENT’S INTERNAL CONTROL OVER FINANCIAL REPORTING
Management’s assessment of the effectiveness of internal control over financial reporting and the Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting are provided on pages 111 and 142 of the Annual Report set forth as Exhibit 99.2 and Exhibit 99.3, respectively.
AUDIT COMMITTEE FINANCIAL EXPERTS
All of the members of the Bank’s Audit and Conduct Review Committee of the Board of Directors (“audit committee”) are financially literate and independent, and one or more members of the audit committee meets the definition of a financial expert. As of December 3, 2024, the Bank’s Board of Directors has determined that Benita M. Warmbold, W. Dave Dowrich, Aaron W. Regent, and Steven C. Van Wyk are audit committee financial experts and are independent, as that term is defined by the New York Stock Exchange’s corporate governance standards applicable to the Bank.
The SEC has indicated that the designation of a person as an audit committee financial expert does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the audit committee and board of directors in the absence of such designation.
CODE OF ETHICS
The Bank has adopted a code of ethics, entitled “Scotiabank Code of Conduct” (the “Code”). The Code applies to all directors, officers, employees and contingent workers of the Bank. In 2024, the Bank adopted a revised Code. Key amendments made to the Code included alignment with the Bank’s vision, values and behaviors, articulation of the Bank’s commitment to positive incentives to promote ethical behavior, and streamlining of text to enable enhanced employee understanding. The full text of the Code is set forth in Exhibit 99.8 and is also available on the Bank’s website at www.scotiabank.com, in the Governance section, and is available in print to any person, without charge, upon written request to the Corporate Secretary of the Bank at the Toronto executive office address shown above. The Whistleblower Policy is also posted on the Bank’s website. The Whistleblower Policy supports adherence to the Code. Future amendments to the Code and waivers, if any, for directors and executive officers will be disclosed on the Bank’s website. There were no waivers under the Code granted in fiscal 2024. The information on, or information that can be accessed through, the Bank’s website is not part of and is not incorporated by reference into this annual report. The Bank’s website address is included as an inactive textual reference only.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The disclosure about principal accountant fees and services, found under “Fees paid to the shareholders’ auditors” in Table 80 on page 125 of the Annual Report set forth as Exhibit 99.2, Management’s Discussion and Analysis, is incorporated by reference herein. The nature of these services is as follows:

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
2-01
of Regulation
S-X
from the requirement that the audit committee
pre-approve
the services. The majority of the hours expended on the audits of the 2024 and 2023 consolidated financial statements were attributable to work performed by the full-time permanent employees of the Bank’s independent auditors, KPMG LLP or its affiliates. The audit committee’s pre-approval
policies and procedures, as revised effective March 5, 2007, were attached as Exhibit 7 to the Form
40-F
filed on December 19, 2007 for the fiscal year ended October 31, 2007. The pre-approval
policies and procedures have been subsequently approved without any major changes at each review.
OFF-BALANCE
SHEET ARRANGEMENTS
The disclosure provided under
“Off-balance
Sheet Arrangements” on pages 68 to 70 of the Annual Report set forth as Exhibit 99.2, Management’s Discussion and Analysis, is incorporated by reference herein. Additional information from note 3 on pages 150 to 163, note 8 on pages 164 to 169, note 11 on pages 172 to 179, note 15 on pages 193 to 194, note 16 on pages 194 to 196, note 24 on page 202, note 25 on pages 203 to 205, note 35 on pages 221 to 222 and note 36 on pages 223 to 229 of the Annual Report set forth as Exhibit 99.3, 2024 Consolidated Financial Statements, is incorporated by reference into
“Off-balance
Sheet Arrangements” in Management’s Discussion and Analysis.
CONTRACTUAL OBLIGATIONS
The disclosure provided under “Contractual maturities and obligations” on pages 104 to 106 of the Annual Report set forth as Exhibit 99.2, Management’s Discussion and Analysis, is incorporated by reference herein. Additional information from note 8 on pages 164 to 169, note 21 on page 200, note 29 on pages 210 to 215, note 35 on pages 221 to 222 and note 36 on pages 223 to 229 of the Annual Report set forth as Exhibit 99.3, 2024 Consolidated Financial Statements, is incorporated by reference into “Contractual maturities and obligations” in Management’s Discussion and Analysis.
IDENTIFICATION OF THE AUDIT COMMITTEE
As of December 3, 2024, the Bank’s audit committee is composed of the following directors: Benita M. Warmbold (Chair and financial expert), Scott B. Bonham, Daniel (Don) H. Callahan, W. Dave Dowrich (financial expert), Michael B. Medline, Michael D. Penner, Aaron W. Regent (financial expert), and Steven C. Van Wyk (financial expert).
SUMMARY OF SIGNIFICANT CORPORATE GOVERNANCE DIFFERENCES
A summary of significant ways corporate governance practices followed by the Bank differ from corporate governance practices required to be followed by U.S. domestic companies under the New York Stock Exchange’s listing standards (disclosure required by Section 303A.11 of the NYSE Listed Company Manual) is available on the Bank’s website at https://www.scotiabank.com/ca/en/about/our-company/governance.html. The information on, or information that can be accessed through, the Bank’s website is not part of and is not incorporated by reference into this annual report. This website address is included as an inactive textual reference only.
DISCLOSURE PURSUANT TO SECTION 13(r) OF THE EXCHANGE ACT
Pursuant to Section 13(r) of the Exchange Act, the Bank is required to disclose whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to the Government of Iran or with certain individuals or entities that are the subject of sanctions under U.S. law. Disclosure is generally required even where the activities, transactions or dealings were conducted outside the United States in compliance with applicable law.
During the fiscal year ending October 31, 2024, the Bank identified and froze an account held by a customer that is subject to sanctions under Canadian law and meets the definition of the “Government of Iran” under U.S. sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control. Pursuant to a requirement under Canadian law, the Bank credited CAD fifty dollars to the customer’s account prior to freezing it. The Bank’s gross revenue and net profit attributable to this account was de minimis. The Bank does not intend to engage in further activity with respect to this account.
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
Name: Rajagopal Viswanathan
Title: Group Head and Chief Financial Officer
Date: December 3, 2024

EXHIBIT I
NDE
X

Exhibit No.	Description

97.1	Dodd-Frank Clawback Policy

99.1	Annual Information Form dated December 3, 2024

99.2	Management’s Discussion and Analysis (pages 16 through 134 of the 2024 Annual Report)

99.3	2024 Consolidated Financial Statements (pages 135 through 232 of the 2024 Annual Report)

99.4	Corporate Governance

99.5	Consent of Independent Registered Public Accounting Firm

99.6	Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

99.7	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

99.8	Code of Conduct

101	Interactive Data File

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)