Form 40-F
period 2025-10-31
BANK OF NOVA SCOTIA
filed 2025-12-02
CIK 9631

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 40-F

[Check one]
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended October 31, 2025
Commission File Number
002-09048

THE BANK OF NOVA SCOTIA
(Exact name of Registrant as specified in its charter)

CANADA
(Province or other jurisdiction of incorporation or organization)
6029
(Primary Standard Industrial Classification Code Number)
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
Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (“Exchange Act”).

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	BNS	New York Stock Exchange Toronto Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Exchange Act.
Not applicable
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act.
Not applicable
(Title of Class)
For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report
.

Common Shares	1,236,305,738
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
of the Exchange Act.
Emerging growth company
☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Exchange Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.
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

DISCLOSURE CONTROLS AND PROCEDURES
Management’s Responsibility for Financial Information is described on page 140 of the Bank’s Annual Report (“Annual Report”) set forth in Exhibit 99.3, 2025 Consolidated Financial Statements. In addition, The Bank of Nova Scotia’s (the “Bank”) Audit and Conduct Review Committee of the Board of Directors has reviewed, and the Board of Directors has reviewed and approved, the 2025 Consolidated Financial Statements and Management’s Discussion and Analysis prior to release. The Bank is committed to providing timely, accurate and balanced disclosure of all material information and to providing fair and equal access to such information. The Bank’s disclosure policies and practices are published on its website.
Disclosure Controls and Procedures
The Bank’s disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to the Bank’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to allow timely decisions regarding required disclosure.
As of October 31, 2025, the Bank’s management, with the participation of the CEO and CFO, evaluated the effectiveness of its disclosure controls and procedures, as defined under the rules adopted by the United States Securities and Exchange Commission (“SEC”) and the Canadian securities regulatory authorities, and have concluded that the Bank’s disclosure controls and procedures are effective.
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
Management assessed the effectiveness of internal control over financial reporting, using the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework, and based on that assessment concluded that internal control over financial reporting was effective as of October 31, 2025.
Changes in internal control over financial reporting
There have been no changes in the Bank’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting during the year ended October 31, 2025.
MANAGEMENT’S INTERNAL CONTROL OVER FINANCIAL REPORTING
Management’s assessment of the effectiveness of internal control over financial reporting and the Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting are provided on pages 116 and 146 of the Annual Report set forth as Exhibit 99.2 and Exhibit 99.3, respectively.
AUDIT COMMITTEE FINANCIAL EXPERTS
All of the members of the Bank’s Audit and Conduct Review Committee of the Board of Directors (“audit committee”) are financially literate and independent, and one or more members of the audit committee meets the definition of a financial expert. As of December 2, 2025, the Bank’s Board of Directors has determined that Benita M. Warmbold, W. Dave Dowrich, Aaron W. Regent, and Steven C. Van Wyk are audit committee financial experts and are independent, as that term is defined by the New York Stock Exchange’s (“NYSE”) corporate governance standards applicable to the Bank.
The SEC has indicated that the designation of a person as an audit committee financial expert does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the audit committee and board of directors in the absence of such designation.

CODE OF ETHICS
The Bank has adopted a code of ethics, entitled “Scotiabank Code of Conduct” (the “Code”). The Code applies to all directors, officers, employees and contingent workers of the Bank. The full text of the Code is set forth in Exhibit 99.7 and is also available on the Bank’s website at www.scotiabank.com, in the Governance section, and is available in print to any person, without charge, upon written request to the Corporate Secretary of the Bank at the Toronto executive office address shown above. The Whistleblower Policy is also posted on the Bank’s website. The Whistleblower Policy supports adherence to the Code. Future amendments to the Code and waivers, if any, for directors and executive officers will be disclosed on the Bank’s website. There were no waivers under the Code granted in fiscal 2025. The information on, or information that can be accessed through, the Bank’s website is not part of and is not incorporated by reference into this annual report. The Bank’s website address is included as an inactive textual reference only.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The disclosure about principal accountant fees and services, found under “Fees paid to the shareholders’ auditors” in Table 80 of the Annual Report set forth as Exhibit 99.2, Management’s Discussion and Analysis, are incorporated by reference herein.
Less than 1% of the above services, related to translation and preparation of statutory financial statements of certain subsidiary companies, were approved pursuant to an exemption under paragraph (c)(7)(i)(C) of Rule
2-01
of Regulation
S-X
from the requirement that the audit committee
pre-approve
the services. The majority of the hours expended on the audits of the 2025 and 2024 consolidated financial statements were attributable to work performed by the full-time permanent employees of the Bank’s independent auditors, KPMG LLP or its affiliates.
OFF-BALANCE
SHEET ARRANGEMENTS
The disclosure provided under
“Off-balance
Sheet Arrangements” included in the Annual Report set forth as Exhibit 99.2, Management’s Discussion and Analysis, is incorporated by reference herein.
CONTRACTUAL OBLIGATIONS
The disclosure provided under “Contractual maturities and obligations” included in the Annual Report set forth as Exhibit 99.2, Management’s Discussion and Analysis, is incorporated by reference herein.
IDENTIFICATION OF THE AUDIT COMMITTEE
As of December 2, 2025, the Bank’s audit committee is composed of the following directors: Benita M. Warmbold (Chair and financial expert), W. Dave Dowrich (financial expert), Michael B. Medline, Aaron W. Regent (financial expert), and Steven C. Van Wyk (financial expert).
SUMMARY OF SIGNIFICANT CORPORATE GOVERNANCE DIFFERENCES
A summary of significant ways corporate governance practices followed by the Bank differ from corporate governance practices required to be followed by U.S. domestic companies under the NYSE’s listing standards (disclosure required by Section 303A.11 of the NYSE Listed Company Manual) is available on the Bank’s website at
https://www.scotiabank.com/ca/en/about/our-company/governance.html.
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
During the fiscal year ending October 31, 2025, the Bank identified an account held by a customer that may meet the definition of the “Government of Iran” under U.S. sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control. During this period, the Bank maintained accounts and an outstanding mortgage loan for the customer, all denominated in Canadian dollars. Approximately $160,800 Canadian dollars in transactions were processed through the customer’s accounts in the relevant period, and the Bank has continued to receive payments in Canadian dollars on the mortgage loan. The Bank intends to close the customer’s accounts and to maintain the mortgage loan to the extent doing so remains permissible under applicable law. The Bank’s gross revenue and net profit attributable to this customer during the relevant period was de minimis.

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
Name: Rajagopal Viswanathan
Title: Group Head and Chief Financial Officer
Date: December 2, 2025

EXHIBIT INDEX

Exhibit No.	Description

97.1	Dodd-Frank Clawback Policy

99.1	Annual Information Form dated December 2, 2025

99.2	Management’s Discussion and Analysis (pages 16 through 138 of the 2025 Annual Report)

99.3	2025 Consolidated Financial Statements (pages 139 through 230 of the 2025 Annual Report)

99.4	Consent of Independent Registered Public Accounting Firm

99.5	Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

99.6	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

99.7	Code of Conduct (incorporated by reference to Exhibit 99.8 to the Bank’s Annual Report on Form 40-F filed with the SEC on December 3, 2024)

101	Interactive Data File

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)